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                                                             EXHIBIT-99.C



COVER:
Cotter & Company 1996 Annual Report

INSIDE FRONT COVER: DENISE L GIBBONS DENNIS J VAN FLEET JOSEPH D CLARK JOHN T ROGERS KARA L MACKIE MICHAEL J SOCHA SAMUEL A CONRY DONALD F RILEY
KATHERINE L VERMETT JOSEPH P JUSTEN CHERYL DREDSKE GUY E HUDSON LLOYD A SMITH LARRY R KORTTE KURT A WILKENING CERES C MORGAN JACK E HORGAN DEANNA L THOMPSON RICHARD L GATREL MARY C MILLER MICHAEL W MARKO DARCY A BUSH RUSTY L MARTIN ROSEMARIE A CARLSON KATHRYN L JOHNSON RANDY A HORTER CORINNE K ORR TERRY F CREMEENS WILLIAM E MELTON THOMAS J WHITE BARBARA K CAMREN DONALD K WILSON SANDRA L DUNHAM SCOTT R SHANHOLTZER DEBRA K CALDWELL JANICE A SCHMIDT KENNETH G MOLLER BARBARA SOUCIE KEVIN L SOVA JAMES G MOORE SCOTT L HERMANN JEAN A BOVIALL ALEJANDRO ZAMORA HERMAN F EICHHOLZ BECKYJ THOMAS RICHARD W PIERCE RAY B SMITH DAVID A KAMHOLTZ THERESAM KRUEGER DONALD A BUSCH DALE A MEYER STEVEN J SORENSEN LONNIE W RETHERFORD DEBORAA HOPPE LINDA M WEBB KENNETH W REYNOLDS CHRIS SHIPPEE DAPHNEJ KELLETT ROBINM BISLEW WALTERE TAYLOR BRENDA L RAGLIN JULIE M KORTTE GEORGE C KORTTE JR KATHRYN M JONES DAVIDM GARCIA REBECCA L WADE KIMBERLY S HERNES MICHAEL V SMITH SUSANE FIEPKE PATRICIA M EICHHOLZ JOHN M PETERSON JR EVA BOYKIN SHELLEY M BOUNDS RUTHANN M VEST MARSHA H KING JULIANN M WOOD BOBBI-JO ENGELKE MICHAEL D GREENLEE JANE L GALLAGLY KATHRYN JOHANSEN EDITH L ABARCA DENNIS W MORGAN RONALD D RYMAN JOE NINO JR WANDA K GREENLEE DARHL D THOMAS JR PAULINE S DALEY MELISSA A ABARCA MICHAEL E ROUSH TIM J ELLER DOUGLAS C NOBLE JEFFERY S KLEIN JANETTE L HASS RAYMUND G DURICIC WILLIAM L MORELLI JR BARBARA J HALLMAN DENNIS E FORSYTHE JOHN D SMITH MICHELLE M ROSE THOMAS D BLOOMGREN ROBIN G ENGELKE PAUL R WHITE JAMES W HUTCHINSON SANDRA A BURTMAN CHRISTOPHER E JONES THOMAS C DAVIE GARY D HAMMOND SHEILA A RAAB MARIE P ANDERSON KATHLEEN CLARK BIBIANNE J VERBA SAMANTHA L JOHNSON KATHRYN WALSTRA CHRISTOPHER M RUHFF JOANN TIMM MYRNA L BARBER SHARON S BORTH MARY L DAVIS JANET JUNGBLUT BARBARA J CRADIC SHERRIL A NAY JOAN A SCHMID MARGARET F JACOBSON TAMMY M EDMONDS CAROLE S MOORE JULIE ZELL MARY K LEONARD NATHAN A BRUGGER JACKI R WENZEL MARGRET M KAZORT KRISTINA P DAVIS DALE K ALTEN DARCY L BUCHANAN KATHERINE FERGER GLENN D KENDALL PAMALA S SIMONSON WILLIAM D JONES MICHELE R PETTY JAMIE A SCHROETER ANTHONY C URBAS BRENDAR GORTER JACKIE L AUSTIN JENNIFER L KOHLIN SANDRA L LANE MICHELE L MORRIS JOSEPH W MORGAN JAMES E MASON ROXANNE G MIDDLETON JOYCE L BURD DONALD H JONES MIKE S REYNOLDS GERALD A KAMLAGER MICHAEL J KAZORT KEVIN L MASON SHELLEY M GATREL KATHRYN J EMMER PATSY S MULLIN
MICHAEL G WESSELS CHARLES W DUKEY DEBRA K WHITE MICHAEL A HURRLE LISA R MELSON LLOYD SMITH DAWN E MORRIS LINDA J RETHERFORD JEFF SMITH TIMOTHY G KILPS STEPHEN M HAVENS JAMIE M DAVIS BRIAN L ROHRER THOMAS E WILLIAMS RONALD L DITZENBERGER DONALD L KUNATH LARRY L MACKEBEN JOSEPH E SINKOVIC FRANKLIN HARRIS RONALD A FILKILL STEVE MARSHALL CHRISTOPHER S GOAN DENNIS L BEHNER SHERRY L HAYES SHELLY Y SLAGLE RITA C REESE LONNIE E ESTEP DALE A STEIN DEREK TROY DECLUETT TONY R BOWIE STEVEN L GALLIS DENISE M BAXTER ROBERT A RUSNAK ALVIN J SCHWEIDT ALONZO BOGGAN SERGIO EDUARDO FUENTES JOHN E STEINMAN DAVID J WOLFS MARK D BISHOP JAMES T SUTHARD THERESA M GOSSETT TAMMY L TERNOIR WANDA J JEFFERSON JENNIFER L LAROCHELLE DANIEL J SKUBOVIUS CHRISTOPHER BUTLER DENNIS M KUKO TYRONE WOODRUFF GERALD L FABER CARL WILLIAM AUVIL SARA J LOUIS TYRONE MCCLAIME DONNA J SIMMONS ROSA L BREWER RENWICK LYDELL RUSH THOMAS F DUDKOWSKI CLOGGIE A CROWDER ROBERT S PFENNINGER MICHAEL KAZIMER JACQUELINE MARIE GROH MICHAEL R FILKILL WILLIE C MCMILLON MICHELLE M GRISANTI JOSEPH CARL PALETTA DOROTHY MION TIMOTHY JR. SWARTWOOD DAVID A REPKO CHARLES R NEWMAN JOSEPH J MENDONSA BETTY COOPER MIGUEL A SUAREZ GEORGE R DUNCKEL ROBERT J ENGLISH ALAN S LOCKSEY CLARICE RUCKER KAREN L SOTKA
CLIFFORD D MCINTOSH ROY E RASHKE DERRICK L MUSE DAVID D CHIDO JAMES D HAMILTON ROBERT BROWN LARRY D MARSHALL PERCY HATCHER SCOTT M MACK DONNA M PARSONS CLARENCE SCHULTZ JR LEE A MCCOY DAVID K GAUM PHILLIP A HARDING RICHARD J MIROLA GREGORY BUTE JAMES A LINN DENISE L CONWAY TRACEY A DIFILIPPO KAREN L KRATT FREDERICK A PAPENFOTH SR SHERMAN DEROSHA JR THOMAS P JUERGENS JOSEPH E COOKE FRANK J SMITH RICHARD A SCHMIDT TONY L MION PETER C ZIKELI PETER J SIGAL SR MICHELLE R ALMAS VICTOR R OSGOOD II SAMUEL E MCCOY RODNEY S HULSEY TERESA L BUTLER TERRI HAHN LYNN M WILMS DENISE SURRENA JUDY K DRIGGS
ROSE M RADVANSKY MARY E THOMAS LINDA LEE HANNON NANCY J KUNKLE MARY ANNE JONAS SHARON M KELTY SUSAN J SIEFKE MARK J FEYERCHAK LINDA J WARANAI CHRISTINE A IPPOLITO EDWARD RADVANSKY STANLEY C HUNTINGTON TERENCE E GASKEY JEFFERSON D SMITH WILLIAM T BARRY JR DENNIS W NACARATO WILLIAM J MCINTIRE JOSEPH E KNECHTGES KRISTEN D GUNVALSEN THEODORE A CSINCSAK JR TONY R PETITT GARRY J MARSH FREDERICK D CIPOLLA JAMES E LAUBERT JAIME J KOPCZYK EDWARD P BUTCHER DARRELL R BAON CLAUDE M PITMAN DAVID A SCOTT RODNEY ALAN BOONE FRANK DEAN TOY ROBERT J TRISKA ROBERT B BAIRD BRIAN A LANCASTER RICHARD N JONES RUSSELL L GRAHAM JOHN M PERRETTI RAYMOND DUTTKO ALAN J FEENEY EDWARD J MACHOVINA GEOFFREY W SHANKS JAMES D BROWN DOUGLAS E RUNYON ERIC R JANUS TIMOTHY J CLARK BERNARD J ULINE CHARLES C SUTZ RICHARD LEMMEYER CLAUDIA A JOZEFKOWICZ BRIAN M WRIGHT LINDA ANN WALLS MICHAEL P ELLIS CANDUS M OLSON MICHAEL J ROMANSKI DAVID S STANLEY DONALDR LOVING JR CRAIG J BALOG JAY D RHODES STANLEY TATE JR WILLIAM B LIPFIRD CY D YOUNG RONALD J SABIN JR JOHN WEINMANN MARTHA L PARSONS GREGORY E JAMES PAUL D FRANKIEWICZ JEFFREY M SCHULTZ JAMES G STEIGERWALD ROY J RASHKE ADAM D CSONGEDI HENRY O BUEHNER KENNETH R COOK MICHELLE L MERKOSKY LYNNE M SHAFFER MARY C CALLIHAN MARK P BINDER PAUL D DILLS MICHAEL D MACNEAL DAVID A KUTNER JOHN M CRAWFORD JR ROBERT A SZABO CURTIS J BALOG ROBERT H GARCIA ROBERT L GRIFFIN TONI TASHE NICKOLOFF JAMES E NEELY RICHARD L

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SINDELAR  GARY JOSEPH GARZA  SHANNON L MURRAY  MICHELLE C DRUDZINSKI  ROBERT C
EARLY LARRY A WATERS MARK J KUZMANOVICH WILLIAM A RISHEL SAUL A HERNANDEZ JAMES D SOTHERLAND STEVEN M FOSTER DONNA S BRISSON GEORGE A DUBOIS
CHRISTOPHER S OLEARY SUZAN M HINTON RUSSELL L GLIDDEN DANIEL J BATTISTELLI ARMAND R L'HEUREUX LAWRENCE D CARTY RICHARD D WALEGA DANA R FRASER WILLIAM H TREMBLAY JACQUES R BOISVERT DANIEL R LAWRENCE JOHN J KILLAY PHILIP D BALDINELLI GREGORY J FEEHAN ADELAIDE E RILEY STEVEN A GOUPIL ROBERT E LABRIE DOUGLAS A BALDINELLI BRENDA K BOLDUC RALF J BAUMANN WILLIAM A ZYGADLO HORACIO L KIEP ANNE L HOULE ROBERT A PHANEUF THOMAS HUNT DANIEL J NOLL DAVID J JEROME ROBERT F BEECHER RAYMOND T BRISSON GERARD J CHALIFOUR GILBERT BOISVERT DANIEL J COSMA SCOTT R HENAULT DAN R HUPPE WENDY L MERRILL JAMES M
ALDRIDGE MARK P TURGEON DAVID L LANGLOIS RAYMOND P SEVIGNY JOHN N NACOS MICHAEL D BOISVERT JOHN A MADDEN PHILIP C BEAUDET JAMES R YOUNG BARRY R FAUCHER TINA M SARETTE GERALD M VEILLEUX ALAN R COTE LUCIEN A DESRUISSEAUX JOHN M PERSONS ROBERT R MORIN ROLAND L MIVILLE CATHERINE A CARCHIDE MICHAEL J OTOOLE ROBERT N MOREAU PAUL LAMPRON JAMES J HAWES DARRYL B CHAMPNEY ERIK P
RANSOM DANNY C WEBSTER KENNETH J SKIDMORE SR RAYMOND R PROVENCHER WILLIAM O PETTERSON JR ELAINE M BOBULA ROBERT STEVENS RAY M CAMPBELL HENRY HEBERT
DAVID J BILODEAU CINDY L LITTLE LUC L LABRIE MARY WEBSTER DANIEL T HALL MARK BEDARD HARRY J LORANGER JR EDWARD A RICHARD THEODORE W ROBINSON MARK A JORDAN RUSSELL J SMALL BRICE R CUNNINGHAM RICHARD R ST HILAIRE BELLA M MORIN ELAINE PYATT DAVID M SHEA MARLENE R WHITE PATRICIA A BILODEAU MELISSA M VINCENT JOAN A GOLABIEWSKI DOROTHY G MURRAY DEBRA J TIRRELL RICHARD P GURTNER JUDITH C SALACH DAVID MUZEROLL CHARLOTTE J FRIZZELL TERI A SMITH CAROL A MILLER JOYCE M BARIBEAU ANN-MARIE THERRIEN LINDA M DAY MICHAEL C DUFF COLLETTE J MCKENNA LYNDA M SANBORN ANN M JORDAN GERALD E JALBERT NORMAN D ROSS OWEN R BELLOWS TODD A LETOURNEAU PAUL D AGRELL NORMAN R PROULX THOMAS D KELLETT SHEILA M COOK JEFFREY A SAVAGE JOSEPH C RIENERT ROBERT E WEBB ROBERT A LA BARRE WILLIAM E HUTTON HARRY M WEAVER ROBERT C BROWN JOSEPH C GANCARZ ALBERT J PROVENCHER RUSSELL PHILLIPS RAYMOND V AYOTTE ERNEST E PEPIN GERARD J BIRON DAVID A BURGESS MARK SILEGY CLAUDE A ST PIERRE CHRISTOPHER J BURDIN GREGORY J HUNT MICHAEL J PROVOST DAVID J ENRIGHT HOWARD A ZERBER BRIAN ROBIDOUX
GLORIA M NOLAN RICHARD L DUHAIME JOSEPH F KATZ GARY K BOLDUC CARRIE I NOLAN KRISTINE L BERGERON RUSSELL F FEDERICO STEPHEN DELBENE WILLIAM P COOK ROBERT P DALTON STEVE C GIBSON NICHOLE L COLTEY PAULINE TANCREDE CHARLES T LACKEY EDWARD S RAND LINDA B UNDERWOOD RUSSELL W SPAIN THEODORE A TODD ERIC V JACOBS CHRISTOPHER J LE MAUK RICHARD A MELANSON RANDY COWLES WAYNE BARSS ROGER E HUARD LEO L DEMERS CRISH BUXTON JAMES P BARTLETT ARTHUR G MAKRIS THOMAS E CARNEY GILLIS L UPTON JO A VAUX PAUL A DIROSA FERDINAND P DLUGOSZ III EDWARD T JUDGE GLENN A LAWRENCE DAVID W CRAMER MELISSA A MATHERNE
DOUGLAS R CHAUVETTE MICHAEL K DUNKER PAMELA A PROKOS JACK J VILLEMURE CORY F SAMBLE KEVIN R DEROCHER RICHARD T DUCHARME DONALD E LABRECQUE RICHARD P DUMOULIN ALLAN YIANAKOPOLOS CHRISTOPHER F LABORE BETSY L MARTEL DAVID K SCHNEIDER JOANNE C YOUNG RONALD M CLENDENNING THOMAS W SCHLEAR JR OSCAR R ROY III PAULINE A JACOB DAVID A PHILBROOK DANIEL M BOLDUC ROGER G YOUNG LORETTA A SESTITO JAMES D III LEATH DAMITA A ANDREWS DAVID L BROWN CAROL A MCBURNETT GWENDOLYN A RICHARDSON CLAUDIE B JONES JOHN FITZGERALD BARTON LINDA V RANSOM WILLIE N MARTIN JEREMY D GOBER DAVIS M DUNBAR FREDRICK O LEE AGNES J WEEMS SCOTT M WRIGHT LARRY P HAMILTON JEFF C FOX TERRANCE L OWENS KEVIN R SATTAZAHN WILFRED BROWN RODDRICK K JOHNSON MICKY E BALES NEHEMIAH JOHNSON JOHNNY D THOMPSON SANDI J HAYES WILLIAM S MCALLISTER WILLIAM H DUTTENHOFFER MELVIN A JORDAN AKUA T METZGER ROBERT JACK MILNER KIMSEY A HARMON IRMA S JACKSON MARCUS A EMORY DONNA J FRAZIER MICHAEL E WYATT TERRY L TUTTON MICHAEL D WHITLOCK DONNY R PARHAM TOMMY A ROE JANET M JACKSON JOEL D MARSHALL MARCUS L BROWN DALE M BOOTON LISA C MILANI CYNTHIA E GLASS SHEILA G HARRIS EDWARD S BLANTON LEWIS E VOYLES MICHELLE M WALDROP FARRON L WHISENANT CHARLES B CANNADY JR JERRY W SMITH ROBERT V ANDREWS DELFIN DIAZ JAMES H LUMBUS DARREL F MILLER GREGORY A CHAMBERS JAMES FULLER GREGORY S LANIER MONA J BROTHERTON MICHAEL FLETCHER MICHAEL W JONES JR GEORGIA L STOREY LINDA G BONNER RONDA J BURT NANCY D WEEKS TERRILYN ELLIOTT CARLENE CLINTON MICHELLE LOWRIMORE CAROLYN G DUKES RUBY CLEMMONS NANNETTE J MARTIN DIANE M GIBSON TONIE WAYNE JARRELL NELLA M BARTON LYDIA M HEAD REGINA V THOMPSON JOHN H BYRON JR JOHN L COOPER LARRY SHULTZ DONALD HAMM THOMAS FAIN JAMES D CAMPBELL ERNEST M POPE JR WILLIAM H SCHENCK FLOYD G HAY BRUCE L KARR JOHN O MOORE MICHAEL D SCHENCK CLEOPHAS SMITH LONNIE S DICKERSON STEVEN E ATKINSON NEIL L SCOTT THOMAS E MILLER II KEVIN PANGBURN JAMES E HOBBS COLEY BANKS STEPHEN P PRESTON JONATHAN JOHNSON DANNY L SMITH DEBRA KAYE CLAYTON DAVID REID MARSHA D GRAY ANGELA R HAYNES ZAKIYYAH KHALIFAH AQUIL BYRON JAMES ADDERLEY WANDA BOLER ANTONIO BURNEY TONYA MICHELLE WILLIAMS SYEPHEN CHRISTOPHER FOLDS CHRIS RAMIREZ MARY ANN HUNTER MELANIE ELIZABETH SHANNON TOBY C HENDRICKS ROBERT B WOOD LARRY DARNELL WOODS SCOTT JOHN PALICKI CRAIG CLAY RAMBERT JAMES LEONARD ASBERRY JOSEPH THOMPSON III WAYMAN HUNT ANTHONY C HUNT BRADLEY ALLEN HOBBS ANTHONY PAUL BASTIAN ANGELA RENEE ARNOLD CHARLIE M RICE MICHAEL ANTHONY WILLIAMS SHEEWAN DENISE DAVIS LEMUEL CRAIG EUBANKS DEBORAH ANN WATSON TERRY LEWIS WALLER WANDA SALLEY PORTIA ELAINE DAVIS
DEXTER DURANT CLARK  MICHELLE L HENSON  KAREN JAN

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WORKING TOGETHER BUILDING DREAMS
HOLLIS JEREMY JOHN TAYLOR JOSH R HEARD DONALD M BISSELL LISA J KENT ANASTASIOS AIVALIOTIS ROGER W CARLILE DEAN A GEARY GREGORY R SLY GARY D GRIER CHARLES D HOTALING LOUIS J MACDONALD JEFFREY T

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BERKS  DAVID L DUNCAN SABINO CASTELLANO  JAY PETTIS  JOHN A SELLIN  JEROME R
RYNNING DAVID L BERGER EDWARD P TAMLIN LEONARD W GRANT JOE COPPOLA RICHARD W KEEFER JR MICHAEL D FARRELL DENNIS R BURG DAVID R ORTH RANDOLFF MOREY GLENN R MADSEN WILLIAM R TERRIEN CHAD W MOORE GEORGE D BAYNARD CHARLES E THOMAS WILLIAM J ELDRIDGE DONALD M SPARKS DOUGLAS A BISSELL RICHARD E DYAS VASILIOS KLADOUCHOS RAYMOND G GILL BRUCE W RICHARDSON RONALD L RATHKE ROBERT B MOEN GARY A SASSER EARL J MEWING DAVID E SMITH LOUIS L SEIDL JOHN W ZIMMERMAN FORREST G MOSS ROY E BYRD LONNIE SHELLENBARGER CHARLES W SCHMIDT JR MERLIN V KOST BOB E DEVEREUX RUSSELL L SICHLEY MICHAEL W KEEL ROBERT M FARLEY RYAN HORDICHOK DANNY D PROCTOR GAYLE J DITTLER SCOTT J DANELL JAMES J GUERARD STEVEN W FLOURA BRIAN M GARRY RONALD G CALDER WILLIAM K LABRECQUE CHARLES A CECILIANI KENNETH FELTON JR TREVOR A CASWELL BRIAN M LUBY JAMES G HUDDLESTON JASON A BIRMAN KEN D COCKRIEL JOHN D HUDDLESTON LARRY H HUNT KENNETH C SEIBEL BRENT D LAWRENCE THOMAS HAYS NICHOLAS A BANKS THOMAS C SLOOP CASSANDRA J WARREN KENT R SALYER MICHAEL E MCMAHAN KENNETH A CROUSE JR CHARLOTTE C SEIDL JOYCE I BANANTO DEBORAH L NORDYKE PAULA A CADY KATHLEEN E FARLEY MARCIA N MAES WANDA SUE GRAVES HALLGRIMSON SYLVIA J MITCHELL MARJORIE L PERRINE DONNA C MOSS COLLETTE J MCDOWELL SUSAN A DALTON GORDONK HAUGEN STEVEN D GATES
BRIAN R HAGEY WILLIAM D LAYTON JOSEPH C D'AMICO R MITCHELL MANN DAVID J MENG WILLIS S RILEY III JONATHAN P MILLER DANIEL J HOFFMAN BRIAN P ROOF NICK W HARMS ROGER L NICHOLSON MICHAEL J ENDNER ROBERT DIDIER JR MICHAEL D
BILLERBECK LARRY LUKESH BENJAMIN E HARMAN JASON A ALDERMAN DANIEL H BETTS RICK D BYRAM JON M BUDDE DOUG D URBICK ROBERT HEWITT BRAD A NEWBREY EDWARD A HAMMERBERG STEVE A MEYER RAYMOND W HARMAN RANDALL M WALLACE RAE J NORTON STEPHEN J RYAN DONALD L BURNS FRED M FISHER LOREN R PETTIS ERIC D VAN DYKE DAVID J GENTZLER TOM D VEAL BRUCE M GATES ROCKY L ROGERS MARK V SAVRE
ROBERT M KEENE BECKY L MOREY JAMES STEVENS JERRY HARMS CHRISTOPHER R NEELY RICHARD A LAINE DAVE R BROUGHTON KATHY L GRUBER LORNA M ROTH MARCIE R BESZ CHRISTINE M BRINGENBERG MICHELLE M HUBBARD CHARLENE J HILBERT SANDRA R KUCSAN JOHN A MORRISON COLLEEN FLUESO SUSAN A WADDING JOANN R MOLL BARBARA T KLIMEK DAVID E ROTH GLORIA A BAUER JUNE E CESSNA LINDA K KLEMAN CATHY A KLINE DANIELLE KROLL LORETTA A BOYER RONALD M GREENZWEIG KEVIN B MILLER SHANNON Y FRITZ BRENDA L STITZER MICHAEL A KINDT RODGER M DUNSE DAVID C FRITZINGER JR EDWARD J FYNES DAVID M KNOBLACH LEON K BUFFINGTON BEATRICE M LOPATA LINCOLN D LABAR PATRICK MOORE BERNICE J RAUCH DEBORAH M EASTMAN BRETTG ZEHNER TODD A BURKETT MICHAEL K NONNEMACHER RICKY L DERR JOHN KREMSNER SHARON ZEHNER THOMAS C KUTZ JEFFERY S FOX JOSEPH T NARATIL ROBERT G LICK ROSALIE B BILLHEIMER JEFFREY W BAUCHSPIES JAMES M TOTANI M RICHARD BIEHL DENNIS J CHECK BRUCE D YODER DENNIS G RAUCH RICKY FRITZ ROBERT M SMITH CARL D HAMANN ROBERT J NEIFERT JR FREDERICK D RUPP DORA L HOPPES DARVIN J SCHOENBERGER JOHN EVANKO JR LEE C BITTNER EDDY L FISHER KIP R KOGELMAN JOSEPH A FREY RENEEA WERKHEISER MICHAEL GALANTI ROBERT J CSENCITZ JEREMY W SCHAUS DIANE L HARTUNG DONNA M STROHL FRANCIS E ZEHNER DONALD E NESTER MICHAEL J EGAN MILTON C BAILEY KEITH SNYDER PAUL RUSSELL BROPHY BRENT S KLECKNER CARL C MOYER BARRY L SILFIES MICHELLE ZETTLE THOMAS S RUHE JOSEPH S CSENCITZ JERRY W HEIM
ROGER L HOFFMAN KIRBY E MILLER RYAN K THOMSON DONALD B MAIROSE ROBERT D BEST ARTHUR E RUDELITSCH GREGORYJ MATYASCIK STERLING S CHRISTMAN MICHAEL B SHIPWASH BETH A PAJAKINAS KENNETH W SCHAUS CHRISTOPHER S MITCHELL JOHN P ROWLAND MICHAEL P HALDEMAN DENNIS POHRANICHNY JOYCE J STEIGERWALT JAMES D YOURGAL ANGELO GEORGE ZERVOS SALVATORE E TAIBI MAUREEN R REX GARY J BRODE BRUCE E STEIGERWALT KEITH L HESS ROBERT F FLUESO GARY C HOCH ROBERT J BEVICH ROBERTA J SCHLEGEL JOEL F GEORGE WILLIAM D HAUSMAN DONALD W MARTIN MARY K BEDNARIK STANLEY P TORBEY THOMAS R SOMMERS TERRY L ROTH JEANINE C BRAREN WUCHTER DANIEL A SWEITZER DALE K STOKES MICHAEL E BUSKIRK JASON C RIEPENSELL MICHAEL TOMECEK ALLEN K MECKES GLENN E MITCHELL MICHAEL J BURNS LOUISE R BRAREN JEFFREY A SCHALLES LINDA L VICTORY WILLIAM J FARBER JILL PARKER TODD A CHEESE DAVID E JOHN ROBERT E MILLER JR GARY S LONG RICKY E SMITH DAVID R MOORE CAROL J LYNN DOUGLAS T BOBENKO RONALD E MUIK KAY E HAMM DEBRA L AHNER DONALD J LEIBY TINA M MARKO ROGER A RUHE TODD D QUALLEY TERRY S KUNKLE FRANK J GESECK III RANDALL A RUHE DENISE A BEVICH MICHAEL J HANZARIK JR SYBIL M CORRELL GERALD L NAGLE JOHN T MINCHHOFF MILTON C BAILEY JR JAMES D VARNER MICHAEL R MANOGUE SUELLEN M HESS GARY S STROHL RICHARD SCHOENEBERGER JR GARY M BENNER ANDREA L SHUMACK ROBERT W LEDFORD PATRICIA A SCHWARTZ WILLIAM J OCHS LINDA K WECHSLER DAVID L MAKOVSKY JR JASON D ZELIFF MIGUEL A ROSARIO
MICHAEL J MELLEY  LISA J   COSTENBADER  PATRICK A FARBER MITCHELL W MILLER
SHELLY A WILLIAMS KIM L MAY DENNIS M KERN STEVE V GOWEN KAY A KNAPPENBERGER JONATHAN N SKELTON MARK A BENNER GLEN A PAULES RANDY P TROXELL MARK L PAULES MICHAEL T WILLIAMS LOUIS L AMICI JR DENNIS W TROXELL JACKIE L GILDNER MILES I ENGLEMAN BERLYN R TROXELL JR SHAWN D LINDLEY JEREMY WHITE JEFFREY E MILLER PAUL S MILLER JAMIE D HOMYAK JEFFREY G MILLER LESLIE L GEORGE BRIAN C ONUSHCO WENDY L DAVIES JOSEPH B YASHUR JR JASON K HOMYAK SHAWN M KELLER
BRIAN P MCAVOY MARK G POLKOWSKI MICHAEL D STEIGERWAIT THOMAS J STEIGERWALT JASON L MUFFLEY JUSTIN M MUFFLEY PHILIP H BRINK MICHAEL J SERINA JASON M ALLENDER LEROY CROUCH MICHAEL D MOORE CLAUDE W MOORE ROSANNA HERNANDEZ TIMOTHY J SIPES GEORGE S BRYSON LARRY D BLICKHAN RICK D PARRIS FRANK A KUHL JESSIE D CERVANTES CONNIE TSE DRBOHLAV DANNY G CONNER DAVID L SEBASTIAN
STEVEN H BENNETT JASON A TREOLO LISA A MURDOCK SHAWN C MCGINNIS JAMES H CRUNK WILLIAM L FOREMAN CRAIG D SMITH TONIA E STUKES LEROY A BRONSON ERICK M
EATON KENNETH L HALL KATHY L BRILLHART JOSE A LUCERO SAMUEL ALLEN DONALD R LYNN LARRY D PRIDEMORE LISA K WARDEN ROBERTO VILLALOBOS DARIN L ELLISON BILLY J MCTEER RICHARD K CORAM RAYMOND C MITCHELL MARION D HECKADON PAUL M WENDLANDT JOSEPH M MADISON JAMES H JOHNSON DAVID W CHARLES TED H DAVIS LARRY R STEWART TERRY A KOOKER JAMES GILLESPIE JR JOSEPHA PINTER RICHARD BERRY JR DEWEY L HENRY III

BOBBY R WILKINS JR TIMOTHY E CUSHING MARY L HARPER CHARLES A YOKLEY MICHAEL O LEFFINGWELL JAMES D HARRILL JR KARYN S BOWER VONDA S NOLAND LISA STODGELL MARY C LOCKARD MARK A DEARDORFF BRIANK KURLE HAL M HYDEN VICKI L BRYSON
KAREN I STEWART JOHNR SMITH PATRICIA BELCHER SARAH J STATLER HAROLDL CLEMENS REBECCA L WRIGHT EDWIN M RODRIGUEZ MARK A SCHICK JOHN W DARLING KIM AUGUSTIN CAROLYN S SMITH JANICE J BRINDLE SHAWNT ALFORD MARY A MILBURN MICHAEL L GILLESPIE BOBBI S JOHNSON CHRISTOPHER A HOFF JAMES R HIXSON II LUU T LOWRY DARRELL L SHAFER JOHN A GASTON CHARLES E KNIGHT JOSEPH F SPICER BENJAMIN D CHAI MICHAEL C SCOTT ROBERT J MORRIS BRIAN BITTNER JAMES D MURDOCK TIMOTHY M CERVANTES JEREMIAHJ WILLIAMS KEVIN D NELSON RUSSELL L FISHER ORLANDO E COLEMAN HENRY R HERNANDEZ MARK BURGER JASON M CHERRY DANIELG HALL LEANNA J CHAMBERLAIN SANDRA K CORRISTON DIANA K SMITH BARBARA MITCHELL SHIRLEY I THIELE SANDRA S MELENSON VELMA I BARNUM ROSE M REEVES PAMELA M ARCHER KIMBERLY R JUNKIN ROSE A CERVANTES BRENDA K BREMER AMIEM BAUGHER TARA N GRAHAM DONNA J TUBBS CYNTHIA L BEASLEY ROBERT J FRANK RICHARD L VOWELLS JAMES A SIEKER VERN E SHEETS MICHAEL L DAVIS LARRY D BULLARD BENNY L KUEHN THURMAN J KUYKENDALL MICHAEL K HOPKINS DONALD E CANNAFAX CHARLES V DOWNEY DENNIS E DORWEILER EDWIN D WHITE JOSEPH B ANCRUM ROGER D HATTON DWIGHT O COLEMAN DEANG JONES II EZEQUIEL URESTI DAVID L SMITH DALE A BERRY JAMES A FEITZ ROBERT HARRILL DEANNA M ELLISON RONALD L JOHNSON KENNETH L SHAY JOHN R
VINSON CRAIG A BROWN KIMBERLY R BUCKNER JOESPH L CLARY JAMES S BAKER LARRY DUNCAN GREGORY M WEEDEN PAUL A SAFFELL MARYANN CAVENDER JAMIE W CLARK SARAH
J WHITE DANIEL J HEITMAN AUBREY J DAVIS VALERIE A WALKER MICHAEL J CHRISTACOPULOS MICHAEL A COTE RALPH D GEDDES TERRY N TURNER SCOTT LE MAY DEBORAH A MURCHISON MISTY J NILES DANIEL S AVILA CARL MECOM LAURA K MILLER HERMAN P WHEELER KENNETH L BRAZIEL JOHN V PETCULESCU LELAND HART CHARLES R HEITMAN KATHY GADE ANN L CARD RICK E POLLEY HOLLY L VINES MICHAEL J KOERNER JUDY LYNN PADILLA DENNIS D DONOVAN TAMMY LYNN HASTINGS BRYAN L CRAIG ALBERT LEGAULT JAMES S DUNHAM JOHN F TILLIS CHAUN D WILLIAMS MARK HARRINGTON JAMES
E BENSON SHARON B WYNNE RAELYN S RYAN ROBERT BRANIGAN RUBY C HEITMAN BERNARD RAMOS LINDA K MISKILL PATRICIAF YOUNG ERIC JARVIS JEROME I KLAFTER LINDA L SUTTON SHIELA S SMITH ZORAYDA LEE STACKHOUSE JAY R MACNIELL VERNE KANNIANEN KEVIN R CURTIS JON P PITTMAN DAVID HATTON SARA E CONAWAY DEBBIE A SORG
WENDI B SELANA SCOTT E RHODA DEBRA A BAILEY THOMAS E ANDERSON ALANNA J MCCRARY MELISSA K FESSENDEN TRACY A FRIEND SALLY A EVANS ROBERT R HUNSAKER RICHARD R FORTIER LINDA FITZL LYNN KANNIANEN JAMES CRONIN DONNA M SIMPSON SUZANNE MCCLINTOCK KAREN L RAINWATER STACY L SWANSON YVONNE BARRON FREIDA DELAHOYDE MICHELE HUTH MARJORIE M PITTMAN LANCE D MATZDORFF MANUEL ARREDONDO CLEOPHUS M HERMES WALTER COLLINS MICHAEL E SCHMIDT KENNETH S HUNTER LESLIE F RIECK DAVID A BURKE DENNIS W CLARK FRANK A CIOLKOSZ ALLAN C MORRIS CHRISTOPHER HORNBROOK JAMES J ENGSTROM MICHAEL E HOSKINS LONNIE R JONES ROGER L ROBERSON JAMES E ROBERSON BILL F BRIDGER LARRY J SULLIVAN PETE T GALVAN ELIJAH BRADLEY ROBERT O WILKINS LESLIE A TAYLOR DAVID E RAGSDALE JERRY U ESTRIDGE JOEL S DUBOSE LARRY S RAGLAND CECIL R BEASLEY JOHN D BRATCHER JOHN W CAREY JR FREDDIE L PRUITT JOHNNY C WHITE JR JOHN W BRIGGS CYNTHIA D MCCARTER JULIUS G MUSICK LOUIS J ROBERTS JR JEFF W DOVER ROBERT L REAM WILLIAM W BAILEY GARY T LEHMAN JR LORI J EMERSON KEVIN V CLARY MARTHA L NICHOLS RANDY S WATTERS WILLIAM T WARD JEFFERY D CHANDLER WAYNE J WOLF DARRELL G TEMPLIN JERRY D FORD DAVIDG ROSE TOMMIE J BATSON FREDE RICHARDSON
RUTHIE RICHARDS  KATHY L MORGAN  TENA M THOMAS  BILLY E AULDS  DEBORAH J OBRIEN
BARBARA A FAULK DAVID K THOMAS PAUL S COTTAR LEE E GRIFFIN JOE L HARRELL LIZZIE M LAWRENCE GABRIEL OVALLE KERRY D CARRICO ROBERT L JONES RANDALL M FARMER MARVIN R DANIELS SR KEVIN A GETTEL THOMAS E WILLIAMS STANFORD L DANIELS CHARLES L BARHAM RICHARD E FERRELL BRANDON R FRANKS RICHARD A PAIR STEPHEN C MCQUARY ROBERT B THOMAS JR CHARLES BURNS JR DONALD W NUNAMAKER ERNESTO NAJERA ALVIN C MULLICAN JR JOE C MILAM JOHN W PITTS DARYN W NICHOLSON BRIAN W NORTHERN MELVIN D THOMPSON DANNY L HAYES MATTHEW C MORGAN RICKY L POGUE KELLEY P MITCHELL CRAIG M BRIGGS JAMIL W JOHNSON DONALD E WILLIAMS JR SHANE ERIC EUDY LORI A MURRAY JAMES W NEAL JR CHARLES J FRANKLIN MARY C WOODCOCK ERIC K KRANTZ GREGORY C WOODS JAMES E TOLLIVER MARY L KENNEMORE RICHARD W GRANT JR

PAGE 2:
PHOTO OF ROBERT LADNER AND DANIEL COTTER

PAGE 3:
A LETTER TO OUR MEMBERS
Chart: Average Member Return (in thousands) (for the years 1992-1996)

Perhaps it was anticipating the future when your Chairman and President's 1995 letter noted "the measure of a company's success in any given period... is how well the company prepared... for the years ahead." If that was correct, then it is undoubtedly true 1996 was the most successful year in the history of Cotter & Company.
When the announcement was made on December 9 that Cotter & Company was planning to merge with ServiStar Coast to Coast to make the world's largest and most efficient hardware co-op, to be named TruServ(TM) Corporation, your company took the greatest step ever in its quest to serve Members well into the next century. We are very proud of the work that went into that merger plan. It was not easy to accomplish this at the same time we continued with all the other important work essential to giving you the products, programs and services that you expect every day.

The work involved in planning the merger and preparing for the announcement did not get in the way of day-to-day operations. For scores of your executives, managers and others, the planning process meant an extraordinary work load. For everyone there was a great deal of satisfaction in the knowledge that they had done something very important for the future success of all Members.
The effort put forth to make TruServ a reality is indicative of the dedication and energy Cotter & Company employees demonstrate every day on your behalf. All of these employees are named in this report. Many of them are pictured. The names and faces you see throughout this publication belong to the voices you hear when you call Chicago headquarters or one of our Distribution Centers. They belong to the hands that create your advertising, or the minds that devise the services that help you compete. Whoever they are, pictured or not, every employee shares one goal in common, and that is to serve the Membership. They are part of the team that put 1996 in the history books.
When you look at Cotter & Company financial statements for 1996, you will see figures showing a good, but not great, year. You should be even more impressed when you look behind the numbers. Total revenues were virtually flat at $2.44 billion, an increase of only 0.2 percent from the year before. However, your company's Membership base was significantly larger during a big part of 1995, before the variety division was closed (and General Power sold). That's why we emphasize the "comparable stores" figure, showing that stores that were Members for all of 1995 and 1996 increased their purchases from Cotter & Company 4.4 percent.
One of the first questions our Members always ask at year end is "how is the patronage dividend?" We believe you will be pleased with the answer. The total patronage dividend is $53.3 million, and the number of Members participating is down considerably from a year earlier. The result is impressive: The average patronage dividend is up 10.3 percent over a year earlier!
And that's not all. Your company's gross margins as a percent of revenues were driven down again for the fifth consecutive year, so you have a lower cost from the time you receive merchandise instead of waiting a year to get a bigger patronage dividend.
The $7.1 million you Members saved in your purchases as a result of Cotter & Company's lower margins is significant,

PAGE 4:
Chart: Operating Expenses as a Percent of Revenues (for the years 1992-1996)

whether you used it to increase your profit or improve your competitive position.
The dividend on Tru-Test Manufacturing purchases increased to 12.5 percent from 11.9 percent while Baltimore Brush remained at 12.3 percent. Before we discuss programs and services, we'd like to emphasize one performance category in which we take particular pride. That is expense control. There were a lot of extraordinary expenses, such as the one-time cost of moving to a new national headquarters, and upgrades in information services. Yet overall, your executives, managers and staff did an excellent job of controlling costs.
We were particularly pleased when CFO magazine, which serves Chief Financial Officers nationally, recognized Cotter & Company as a leader in holding down selling, general and administrative (SG&A) costs. The annual survey, conducted by Arthur Andersen LLP, lists leading "Lean SG&A Machines" in 33 industries, and your company was No. 1 in its category.
We believe the best measure of your company's performance during 1996 is the way programs and services have progressed. trueAdvantage has been remarkable. Today there are 1,403 Members who have committed to trueAdvantage, and 624 of those Members meet all the standards and are eligible for all the benefits of the program. The remaining 779 are in the process of being approved for full participation. The count of committed stores rose 38 percent last year; the number of approved trueAdvantage Members soared 232 percent! This shows Members are not just signing up for the program, they are taking action in their stores to meet customer expectations and enhance the name of True Value everywhere. trueAdvantage stores earned $1.5 million in credits during 1996 by increasing their warehouse purchases, and most of the stores were eligible for these credits for only a portion of the year. trueAdvantage stores' stock purchases in 1996 were up over 14 percent.
Additionally, 13 percent of the trueAdvantage Members have made use of the below-market-rate business improvement financing, with interest savings averaging $500 a month per store, or $6,000 a year. The number of participants in the loan buy-down program still is growing rapidly. trueAdvantage is a voluntary program and the benefits are available to every True Value Member. Store size is not a major factor, and the standards are based on customer expectations.

PAGE 5:
The growth and in-store success of Just Ask Rental has become the envy of the industry. In 1996, 100 new Just Ask Rentals opened, bringing the total to 350. Many more started the process of market analysis, preparation of in-store space, writing opening stock orders and training employees, and we expect about 500 Just Ask Rental Departments will be operating before the end of 1997. The Commercial Supply Network shows an even faster development and growth rate.
The Paint Shop concept developed by Tru-Test Manufacturing at the end of 1994 is taking off, with 297 Paint Shops added during 1996, expanding the program to 432 Member stores.
The new "joint venture" Cabot Stain Program has been extremely successful. Almost 1,000 stores were shipped $2.1 million in Cabot products after the Fall Market. This seven weeks of business compares with $3.5 million in Enrich Varnish and Stains products for an entire year.
Efforts to improve service levels on your merchandise orders continued, and while the numbers were nearly the same the last two years, growing to 93.2 percent, the emphasis on how your needs were met has been fine-tuned. Items considered "seasonal" often are sold year-round in many stores, so your management has taken steps to provide year-round order fill in those areas. Basic departments have been given extra attention. We know that an unfilled order is a lost sale and a disappointed customer to you, so we have expanded our efforts to deliver 100 percent complete orders immediately.
Two major accomplishments -- the introduction of True Start(TM) and negotiation of an alliance with Triad to provide enhanced technical support for Tru-Trac and Triad users-- made 1996 a year of important advances in Information Services. In the Information Services section of this report you will find details about your new affordable True Start store automation system. The rollout at the Fall Market was quite successful, with a hundred Members installing the system in the busy closing months of the year.

Establishment of new regional advertising and merchandising programs was a major 1996 accomplishment. The Marketing and Merchandising sections of this report give details of these programs, which help Members do a better job of serving the unique wants and needs of customers, whether the store is in Portland, Ore., or Portland, Maine, in Minneapolis, Minn., or Miami, Fla. Cotter Canada has completed another excellent year, with membership at year-end reaching 505, a net gain of 12 percent for the year.
True Value International continued to expand, now serving stores in more than 50 foreign countries and U.S. territories, an increase of 10 countries from a year earlier.
To summarize, 1996 might be described as the most exciting time in the 49-year history of your company. There were outstanding accomplishments, some with an immediate impact and others that will ensure the future prosperity and security of True Value Members. None of this could have been accomplished without the support of Members, and the dedication and hard work of management, staff and all employees of Cotter & Company.
We thank all of you for your cooperation and loyalty.

Robert J. Ladner
Chairman of the Board

Daniel A. Cotter
President and Chief Executive Officer

Chart: Gross Margins as a Percent of Revenues (for the years 1992-1996)

PAGE 6:
Photo of  Kevin Houlihan, Richard Matzke, & Frank Rothing

PAGE 7:
Photo of tape measure
Photo of Master Mechanic Packaging

The true measure of a successful merchandising program is the value it delivers at retail.
Can the customer find the right product choices at True Value? Is the price competitive? What about quality?
These are the key questions we ask whenever we plan, negotiate or purchase merchandise for our retail Members. It's simply not enough to provide a broad selection of merchandise at competitive prices. We need to know that the merchandise has the power to draw paying customers into True Value.
In 1996 Dave Christmas led the Merchandising group in an aggressive pursuit to expand SKUs and negotiate better prices for True Value Members.
We successfully added thousands of new items, achieving a product offering that exceeds 60,000 SKUs.
And by flexing the purchasing muscle of 5,000 retailers, Cotter & Company negotiated lower prices on thousands of items. By year's end, we reduced Members' merchandise costs by $7.1 million--savings that simultaneously improve retail margins and earn loyal customers.
Commercial Supply is another success story. Serving the growing industrial and commercial supply customer has created advantageous profit centers for nearly 200 True Value retailers. Cotter & Company supports these Members with a comprehensive training seminar, catalogs, support literature and a team selling approach.
We strengthened the merchandise program in 1996 by deploying seven regional merchandise managers across the country. These local experts serve as liaisons to the corporate merchants, generating a merchandise mix tailored to local demands.
Customer demand for choices was also enhanced with the addition of popular national brands. These items complement the offering of nationally renowned private labels exclusive to True Value, including Tru-Test(R) Paints, Master Mechanic(R) and Green Thumb(R).
An important key to our successful merchandising efforts is the strong and lasting relationships we build with our manufacturing partners. We continue to work with vendors who share our commitment to provide a quality product offering at lower prices.
There's much more to a successful merchandising equation. We consider packaging, display, vendor programs that reward Members and much more. But the bottom line is always the value we can deliver at retail, because earning customers for our Members is the cornerstone of retail success.

Kevin Houlihan
Richard Matzke
Frank Rothing
Merchandising

Photo of Merchandising department employees

PAGE 8:
Photo of Danny R. Burton

PAGE 9:

Photo of woman shopping
Cover of Just Ask Rental Brochure

The greatest balance we achieve at Cotter & Company is to act like a wholesaler and think like a retailer. That means we have to understand both sides of the business--gaining the advantages of a national wholesaler while improving every retail enterprise. It means we have to listen. We have to be flexible. We have to be creative. In that sense, 1996 was a Leap Year in more ways than one. trueAdvantage is our Company's most aggressive retail support program. We concluded 1996 with 624 retailers meeting all 12 retail standards. These Members not only qualify for rebates and other incentives, they also report tremendous customer response to their retail improvements. There are countless other opportunities to help our Members compete more aggressively at retail. We learn more every day through our Retail Development and Operations Team which is in the field talking to Members, observing customers, listening to questions, exploring new opportunities and finding answers and solutions.
In 1996 we responded to Member feedback and the changing retail environment, generating new programs to appeal to female consumers, ideas for competing against big boxes and national chains, buying markets with broader appeal, a new price shopping program called Hardware Education Leadership Program (HELP) and much more.
The field Retail Support Team assisted Members with 90 changes of ownership and established 32 branch locations with nearly 400,000 square feet of new retail space. Another 78 Members expanded their retail locations, adding over 630,000 square feet of selling space. And another 92 Members remodeled their existing stores.
The Just Ask Rental program became the No. 1 in-store program in the rental industry this year. This dynamic program came about because Members told us there were big opportunities in rental.
We listened, and committed resources to rental--providing advertisingtraining and market evaluations for Members considering this business. By year's end, there were 350 Just Ask Rental operations.
That's what comes from performing like a wholesaler, while thinking like a retailer.

Danny R. Burton
Vice President, Retail Development
and Operations/Markets

Photo of Retail Development department employees

PAGE 10:
Photo of Robert F. Johnson

PAGE 11:
Photo collage of globe, keyboard, and numbers
Photo of keyboard closeup

The benefits of retail automation are so evident, industry analysts routinely question why automation is not mandated in each of the hardware co-ops.
It's a fair question, but what industry analysts fail to understand is the financial challenge of automating a store, particularly a small, neighborhood hardware store. It's an obstacle we overcame in 1996.
Cotter & Company entered the year with a mission to develop an entry-level computer system that would simultaneously help True Value retailers gain the advantages of electronic systems, but would also protect our Members' bottom line and ease their initial automation investments. We closed the year with an affordable, accessible, highly compatible system called True Start(TM).
The system is appropriately named because it essentially gives Members--large and small--a place to start.
True Start requires a modest investment of less than $6,000. It is provided with training, service and support. It is user-friendly, so even the most new-to-automation retailer can put it to use quickly and easily.
True Start consists of an electronic catalog, complete with the 60,000 items included in the Fine Line Catalog. It provides electronic ordering for speedy, accurate processing without errors. Plus it allows retailers to communicate electronically with Cotter & Company.
The implications of True Start are immense. It will eliminate duplication of effort at the store level, reduce order processing time, improve tracking and follow-up. And perhaps most important, True Start will give Members more time to spend with their customers and minding the store.
With full automation will come the efficiencies and savings that will help us compete more successfully against the big boxes and national chains. That's why retail automation exists. And that's why Cotter & Company has been a leader in developing it.

Robert F. Johnson
Vice President, Information Services

PAGE 12:
Photo of Charles L. Kremers

PAGE 13:
True Value MasterCard graphic
The Story of Santa Claus poster graphic
Photo of World Series/Man of theYear Flip card stunt

Building the True Value brand in the hotly contested DIY market is a multi-faceted responsibility... one that requires national, regional and local components.
To effectively reach the do-it-yourself customer, we have to be everywhere our customers are. In 1996, we were.
The launch of the regional program was a milestone, because it allows retailers to tailor marketing efforts to their specific market with low-cost regional circulars. More than 1,300 stores took advantage of the regional circulars in 1996.
In 1996, True Value launched the industry's first co-branded MasterCard(R) that not only provided one of the lowest annual percentage rates, but also rewarded customers for shopping at True Value stores with rebates in the form of gift certificates redeemable only at True Value. By the end of the year, there were nearly 75,000 active customers in the U.S. carrying True Value MasterCards. True Value reached millions of consumers in 1996 on national television with dramatic commercials positioning True Value as a helpful do-it-yourself resource. We also ran national commercials to generate store traffic during our major holiday sales.
In the spring, True Value virtually owned Opening Day of Major League Baseball(R). We rebuilt 115 local Fields of Dreams in the first summer of our baseball sponsorship. We honored local heroes and benefited hundreds of charities across the country through our Man of The Year sponsorships in Major League Baseball, NASCAR(R) and the NFL(TM).
Then we dominated the fourth game of the World Series in October with a card stunt orchestrated by 55,000 fans and watched by millions of viewers around the world.
True Value made history again in December, sponsoring the new animated CBS special, "The Story Of Santa Claus," viewed by millions of families during the busy holiday shopping season. We brought the theme of the program home to local stores by serving as drop sites for the U.S. Marine Corps' Toys For Tots program.
At every level, in every season, True Value was a dominant presence in 1996, with even more to come in 1997.

Charles L. Kremers
Vice President, Advertising and Marketing

PAGE 14:
Photo of John P. Semkus

PAGE 15:
Photo of Inside of Warehouse
Chart: Service Levels (for the years 1993-1996)


Distribution accounts for 50 percent of your company's operating costs. Going into 1996, one of our primary business objectives was to drive costs out of the distribution and transportation channels while preserving the reliable service we provide the Members. By all accounts, we exceeded our goals.
Overall, system-wide labor and operating expenses were maintained in 1996, while the organization handled over $100 million more merchandise than the previous year.
By putting our trucks to more efficient use and revising our route structure, we also eliminated 1.2 million miles and 17 tractors from the distribution cycle. And we did this while delivering 31 million more pounds of merchandise than was delivered in 1995. These achievements were particularly important because they allowed us to lessen the impact of the significant and unexpected increases in the cost of diesel fuel.
In the third quarter of 1996, Cotter & Company introduced a new and simplified system for assigning freight charges to the Membership. The system is based on 14 purchase brackets which are calculated against a Member's total purchase dollars. Essentially, the system gives Members more control because they can ultimately manage their freight rates by maximizing their Cotter & Company purchases.
One of the most advantageous programs in 1996 was the Gainsharing initiative. This employee empowerment program has proven so successful, it has been introduced in 10 of our 15 Distribution Centers. Gainsharing is a program which awards monetary bonuses to employees who meet and exceed performance goals. Manchester is a prime example of how Gainsharing benefits the employees and the company. The empowered Manchester DC staff capitalized on the incentives with such enthusiasm they earned individual bonuses and still managed to achieve an 8 percent reduction in operating costs for the Membership.
In 1996 we also developed an infrastructure for our Quick Response strategy, an initiative that will pivot on the Central Ship system. By year-end we had prepared the Central Ship facility, located inside the former General Power factory, to receive slower-moving SKUs; and we tested technological systems that could successfully manage the new distribution format. By laying this groundwork in 1996, we are confident that the launch of Central Ship will occur on schedule in the second quarter of 1997.
There were other achievements that put 1996 in the history books. The RDCs posted a significant improvement in quality by achieving a 10 percent gain for the year. Service levels reached 93.2 percent, and we also realized a productivity improvement in both lines filled and dollars shipped.
These are successes that achieve greater service and cost control for the membership. The dedicated employees who made it happen should be very proud of what they accomplished in 1996.

John P. Semkus
Vice President, Distribution
and Transportation

PAGE 16:
Photo of Kerry J. Kirby, Karen M. Agnew & Daniel T. Burns

PAGE 17:
Managing the financial performance of a co-op is a complex business. At Cotter & Company, there are essentially 5,000 bottom lines to consider in every business decision.
At the wholesale level, our primary mission in 1996 has been to fortify the financial strength of Cotter & Company and improve our permanent capital. We achieved this goal through many efforts: controlling expenses, realizing operating efficiencies and modifying the Members' stock requirement. These and other changes will make Cotter & Company a healthier company, and every improvement has been pursued with a parallel interest in protecting our Members' interests. We need to maximize their patronage dividends, and put cash back into their businesses as quickly as possible so they can invest in their futures.
1996 was a milestone for True Value, and with the emergence of TruServ(TM) in the years ahead, we are building on a solid foundation that is remarkably firm. Kerry J. Kirby
Vice President
Finance, Treasurer and
Chief Financial Officer

To take the pulse of a company, you should look in its mail room. Or check out the switchboard and the duplicating center. That's where chaos tends to migrate, because that's where the deadlines are ultimately met and where all the make-or-break services that hold a company together are performed.
Cotter & Company has always invested in these vital services, and the new West Loop center that opened in 1996 is a prime example.
This facility houses accounts payable, claims administration, member and manufacturer relations, collating, credit card operations, mail services, maintenance, payroll, printing and shipping/receiving.
In 1996 the group of professionals who occupy West Loop accomplished hundreds of thousands of small, often invisible feats. And thanks to them the Members were heard, the bills got paid, the mail was delivered, information was disseminated, data was processed, staff was paid and Cotter & Company enjoyed a banner year.
Karen M. Agnew
Vice President
Management Services;
Assistant Secretary

The Human Resources, Benefits and Law Departments impact nearly every aspect of Cotter & Company's business, providing legal advice or training in areas of corporate and commercial law, trademark or real estate law, benefit plans, labor relations or human resources.
The Law Department concluded some significant projects in 1996, including the Triad Agreement, the Member Finance Agreement with the National Consumer Cooperative Bank and the new True Value credit card agreement.
Labor agreements with unions were negotiated at our West Loop Center and the Portland and Parts Central facilities. And managers were trained on management relations practices.
The Human Resources and Benefits team provided empowerment training, career development programs and GainSharing systems.
In its ongoing commitment to provide competitive benefits, the Benefits Department amended the pension plan to provide lump sum payments, and established a point of service medical plan. Along with the 401K plan, these plans provide benefits that meet contemporary needs of our associates.
Daniel T. Burns
Vice President
Legal and Human Resources;
Secretary

PAGE 18:
Photo of the Board of Directors
Cotter & Company Board of Directors

First Row: (left to right)
Leonard C. Farr, William M. Claypool, III, Robert J. Ladner, Daniel A. Cotter, Jerrald T. Kabelin, Samuel D. Costa
Second Row: (left to right)
John M. West, Jr., Richard L. Schaefer, Joe W. Blagg, George V. Sheffer, Dennis
A. Swanson, Kenneth M. Noble, William M. Halterman,
John F. Lottes, III

Joe W. Blagg3
Weakley-Watson
True Value
Brownwood, TX (915) 646-0536
Director since 1996
William M. Claypool, III1,2
Claypool True Value Hardware

Needles, CA (619) 326-2110
Director since 1970
Samuel D. Costa, Jr.4
Costa's True Value Hardware
Smethport, PA (814) 887-5542
Director since 1988
Daniel A. Cotter*
President and
Chief Executive Officer
Cotter & Company
Chicago, IL (773) 695-5000
Director since 1989
Leonard C. Farr3
Farr's True Value Hardware
Coos Bay, OR (541) 267-2137
Director since 1972

William M. Halterman3
Halterman's True Value Hardware
Petersburg, WV (304) 257-4552
Director since 1990
Jerrald T. Kabelin1,4,5
Kabelin True Value Hardware
LaPorte, IN (219) 324-5251
Director since 1985
Robert J. Ladner, Chairman*
Ladner's True Value Hardware
Granite Falls, MN (320) 564-3130
Director since 1994
John F. Lottes, III2
Rozier True Value
Perryville, MO (573) 547-6521
Director since 1996
Lewis W. Moore1,4
Moore's True Value
Rochelle, IL (815) 562-7682
Director since 1948
(Not pictured)

Kenneth M. Noble4
Noble True Value Hardware
South Glens Falls, NY
(518) 761-6777
Director since 1995
Richard L. Schaefer3
Carroll-Ames True Value Hardware
Bryan, OH  (419) 636-1149
Director since 1976
George V. Sheffer2
Murdale True Value Hardware
Carbondale, IL (618) 529-3400
Director since 1994
Dennis A. Swanson4
Steamboat True Value Hardware
Steamboat Springs, CO
(970) 879-8014
Director since 1995
John M. West, Jr.2
Gulf Coast True Value Hardware
Englewood, FL (941) 474-1807
Director since 1991

Corporate Officers
Karen M. Agnew

Vice President, Management Services; Assistant Secretary
Daniel T. Burns
Vice President, Legal and
Human Resources; Secretary
Danny R. Burton
Vice President, Retail Development and Operations/Markets



David W. Christmas
Vice President, Merchandising
Daniel A. Cotter
President;
Chief Executive Officer
Robert F. Johnson
Vice President,
Information Services



Kerry J. Kirby
Vice President, Finance; Treasurer; Chief Financial Officer
Charles L. Kremers
Vice President,
Advertising and Marketing



Steven J. Porter
Executive Vice President;
Chief Operating Officer
John P.  Semkus
Vice President, Distribution
and Transportation

Committee Memberships:
1-Executive Committee, 2-Long Range Planning Committee, 3- Audit and Finance Committee
4-Management Development and Compensation Committee 5-Business Development Committee
* Ex officio member of all committees

PAGE 19:
WORKING TOGETHER BUILDING DREAMS
JAMES C SAYLES CHRISTINE M LANGE VALLAY BOWDEN BILLY RAY BARBER ALVIN CHAD RICHARDS DOUGLAS WARREN WHITTEN KEVIN R COLLIER JEREMY A ZILLS DORIS F DOMINGUEZ CATHYSTUTTS JONES STEVENS SMITH CARL M CASBEER JR JAMES E WIELKENS RAUL PEREZ CRISSAL DUVALL JOHNC RITTER JARRODD COKER KEVIN LEE LARRY E CARNLEY MARSHALL HENSLEY RANDY J WARREN JR JOHN L WEAVER ANDY G MIKULA EMMA F RALEY RUBY K DRAUGHN ANNAM TANNER RONALD C ZILLS LINDA J DERDEN ROGER W HARTMAN RONALD DALE JORDAN JOSEPH R KLECKA II JAYNE A WHITE EDDIE B FARMER ROY E WISEMAN TERESA A ROPER MICHAEL R KIDWELL CHARLES E ALLEN RANDALL J CARVER STEPHEN W MUNCY GARY A POE DWAIN R SMITH WANDA F
SPAIN JAIME RIOS SCOTTY L MAYO CLINTON J BELL JR PAULA G WATSON VICTOR M SLOVAK PAULINO MORENO REID A TOLLEFSON PETER A GONZALES JAMEY L TIPPING GEORGE W MITCHELL EDDIE J WATSON TOMMY E SIMS ROBERT K FARRIS STEVEN W HAYNIE DARLENE WARREN VICKI L BRANCH MARK A BATES KENNETH W VALENTINE
DAVID G SEALE WILLIAM D BURNETT III LEONEL P GARCIA JERRY W REDMON MAURICE A SMITH VIRGIL C JOHNSON JIMMY E DRIVER CHARLENE DENNIS MICHAEL D MCCARTER GILBERTO MEDRANO JR DARRELL J FREDERICK BRIAN D NETT WILLIAM H WAKEFIELD RANDY W NEREM MICHAEL J KREMER RONALD J SMOOK EDWARD J JACOBSON DAVID L THRUN SAM E BODE KEVIN J DORN BRUCE J HEMINOVER MITCHELL J LAVEN KEVIN K KENT PAUL C DUMKE DANNY L HOPP BRYON C BAUMAN KENNETH D ZERNECHEL JAMES J RYAN NEIL G HEILMAN JOHN C CARLSON GERRIT N HOOGENRAAD LARRY L LAMM RONALD L STATHAM ROBERT A DITTRICH DARCEY L BAUMAN ROYAL C PAHNISCH KELLY J TRUDEAU DANNY A KOLLMANN RICHARD A FRENZEL MARLYN J PETERSON DANIEL L
THORSON ROBERT P MULDOON DOUGLAS S SARGENT HUGH B GAPPA MICHAEL L LUTTER KEITH G ANDERSON BRUCE E LOKKEN THOMAS J HOERR LYNN W OLSON THEODOOR K HOOGENRAAD STEVEN D VISHER JAMES A REED JEFFREY S LUTTER LARRY L HOLTZ GERALD STOFFREGEN THOMAS D TESKE KEITH J DORN DALE E MARBLE DENNIS D METTLER DANIEL P GEMMILL DANIEL C SARGENT DENNY J WELLER SCOTT D JOHNSON DONALD D SOLYNTJES CHRISTOPHER S BLEGEN ROBERT A REED DAVID C SCHULTZE RYAN M KIRBY CHRISTOPHER T EMICH GARY D KLINDER CRAIG T WOITAS WILLIAM W LLOYD WILLIAM J KINDLER JONATHAN

G EMICH DANIEL K WILLIAMS MICHAEL J HESTON THOMAS J PERRIZO MARK A ENTER STEVEN G KREMER KEVIN J JONES JERRY H BEEMAN JACE R FRANKLIN PAUL E NELSON PATSY A ZIWISKY CINDY R SCHMIT JANET L HOFFMAN SHARON M JACOBSEN CARMEN A OEFFLER COLLEEN MCVENES VICTORIA A JUHLIN CATHERINE A HEMINOVER MARY A WIDELL DENISE M THOMPSON MAXINE L ANDERSON SHARI L HADLER JANS KOR JR
ARNOLD W MENSE CHARLES E HOFFMAN JAMES L BURNS RAYMOND L WARD ELDON J JONES GENE H STRUCK TERRY L MENK RONALD D WILLIAMS THOMAS J ELBERT GERALD B WAISANEN DUANE J HANSON WALTER J BAUER GORDON J GOEBEL TIMOTHY J ELBERT
BILLY A RAMUS THOMAS J NEUBERT RANDY KEIM HARRY E STEVENSON DANIEL V SONNEK ALAND STENCEL BARRY W KEIM RANDALL S BESKE DOUGLAS J THOMPSON DONALD ACTON HAROLD M ALLEN ROYCE BAUER BYRON CLEMENS JEFFERY D MILLER DANNY W MCMAHON TOM B FISHER DWAYNE W BEDWELL DENNIS HILAND BRIAN H SCHWARTZ ROBERT L WAGNER RICHARD T HENRY MEACHELE L GREATHOUSE JERRY MCCONNELL JAMES E CALDWELL
DONALD MARTIN CAROL A WESTRICH ESTEL MARTIN STERLING STEWART JR TIM J COURTNEY BRUCE SCHAEDEL ROBERT G CAIN LARRY W LEE II TINA M WILLIAMS RANDY WAYNE GILL JOE A REED BRIAN C SNIDER JACK B EMMONS JON D GILES JOHN L VARGO LLOYD R HORLACZER MICHAEL MURPHY III ROYCE A HUG JOHN P COX BARRY W MCCONNELL GREG M UNGER JOHN L MCDONALD JAMES K LIEBERT ROBERT R KANE TROY W GLENDENNING STEVEN D GORE TODD B DILLINGHAM MATTHEW D LYONS DAVID R BRENTON RANDALL G HALCOMB JAMES L TRAYLOR ROOSEVELT SELLERS JR TIMOTHY A RUSSELL DANIEL J ZIMMERMANN KURT A HARRIS DARRELL C MYNATT DAVID P MASON JR SHARON K DUKE BRIAN SWIHART ROBERT D SNAPP JR ARCY J CASADA JIM F SPEARS TOMMY J OLIVE DAVID L ROLFSON MICHAEL C HOBEIN MARK E WRIGHT JAMES M WHITE JR ERIN L COOK JOHN M DANIELS KEITH L DURHAM SHANNON L MCKINNEY KATHY J JOHNSON KEITH A DOWELL JACK GAMMON JAMES C JANSEN THERESA ANN CLINE JAMES C MAVERICK
BRIAN DOUGLAS MASON GIRMA SEIFU DOUGLAS J PRIVETTE CHRISTINA M DEMOTT ROBERT A ROBERTSON LARRY WALLACE MARTHA BARRETT CHERRYL MAYFIELD DIANA ROBERTS
JANET K GILES JAN MARTIN SHIRLEY J LUSK RUTH B SMITH PAULA L RAGAR KATRINA BREEDEN SUSAN D LITTLE YVONNE J MAHONEY MARVIN D TERRELL FLOYD P ANDERSON JOHN D HOLT DANIEL MOORE DALLAS L MEDENWALD CHARLES S BUSH CHARLES D BOOTH DUANE W BRIAR JERRY A YOST RICHARD D COPE TANYAS PARMALEE STEVEN K WEST EDWARD H BURTON EDWARD J AHERN JR CURTIS COOK RICK R ABNEY TIMOTHY O'CONNOR STEPHEN T MEYER JAMES W HEFFLEY CHARLES B COOPER GARY D PRUESS FRANK L THOMPSON TERRY TROSPER KYLE S MCKINNIES MICHAEL E MAHOY MARK D WYLD JAY A BUSER SCOTT C HARROD ERIC E WATSON JON T REIFF THOMAS L CARY ROBERT DOUGLAS PLACE TROY W LUSK ROBERT G HARRIS EDWARD J GERKEN DARWIN H SCHLEHUBER JASON A WALKER BRIAN J O'DONNELL DELTON G SCHLEHUBER JACK BREMER KENNETH H MC CLAIN HENRY J VARGAS ROY F BESSEY KEVIN E BASS ROBERT J PETERSON BRYCE R PURCHASE ANTHONY C MURPHY CHRISTOPHER P WOLF ODDIE B MEDLOCK ANDREW C JENKINS ARNOLD SENA LAWRENCE H PORTER BRIAN D NELSON JOHN L THOMPSON STEVE GOMEZ CARL G MEDLOCK DANNY J PAWLETZKI ROBERT S LOPEZI ROGER A SJOSTRAND MICHAEL J TATE JAMES D BOUSKA PATRICK K TOW MICHAEL R RONDEAU REED M HABERL RICK C TAFOYA DARCY JOANNE DAVID W SCHNEIDER NICHOLAS J GUADAGNOLI CHARLES P HIXENBAUGH DANIEL A BLOHM DAVID JAMES BOWES KENDRA S GRISCHKOWSKY FRANK E BRICKHOUSE DEON R ROGERS DAVID W PARKS AMBER D MORRIS ANNIE M BALDWIN SHAWN D TOW TIMOTHY M BONE EDITH R STOUT THOMAS V TOEWS SHARON L SIMMONS MANUEL A GUTIERREZ JAMES D BENNETT DONALD A COSTER SCOTT D SMITH MICHAEL E MENDEZ DARWIN D KRAMER DANIEL T ORTEGA JR NORMAN D WHEELER GREGORY VIDAL LEAL SCOTT E BROSIER PAUL F THORNTON ROY N HARRIS REBECCA L BOLTON ELINA M FRESQUEZ MELANIE M STOWELL CAROL L PROUTY CONNIE A REISENBIGLER JESSICA E FADEYI PAMELA SINNER SHARON M FRIEDLI PAULINE L STOWELL TAMMIE L TAYLOR JEROME L REISENBIGLER DENNIS F SITTER DALE J DAVIS SHAWN T SCOTT DALE R HOHN PAUL L DELK PAUL A BECKER ARTHUR M WALLEVIK MARVIN M EDELMAN VERNON L RAUDABAUGH MIKEL R CONNOR KENNETH J POOLER JAMES S PIMPLE WILLIAM D TAYLOR VIRGIL L KRUGER WILLIAM T WYATT THOMAS NICHOLAS GEURTS RICHARD S REISENBIGLER JOHN HARVEY ELLIS RICHARD P THOMAS JOHN W MURPHY ROCKY D WOOD DUANE ALLEN CLEARWATER MICHAEL M ZUNIGA THOMAS HICKS GARY GENE SCHAFER RICK L GASPERSON MARION E MERIDETH DAVID DAY GUERRERO NEWTON J HOLT MARK PAUL BIGGS ROBERT E POLKIV HOSEA JEROME DAVIS DARLA TAFOYA LISA J CORREIA MICHAEL G WESTRAY RICHARD A TURNER GENE A DINGER SERGIO MARTINEZ GORDON L MUMMA DAVE A ENGLAND MICHAEL J PATENAUDE HOWARD W DOYLE JEFFERY M SMITH DON WESLEY WARNKE CHARLES E PIAZZA URIAH WALTER HARRISON CLARK JODY A KING MICHAEL B COTNER ANGELA KATHRINE RYAN HENRY D RATHJEN JR EDELMIRA AMISTANI ERNESTO MARTINEZ DAVID M HAMER CARLOS G HERNANDEZ ADRIAN RODRIGUEZ KENISE M NICHOLS DEBRA L KING MICHAEL A CORDONE JOHN A TIESMAN JIM D HAIRSTON ROBERT J ALVAREZ KEVIN J HAMER MEREDITH R RUTHERFORD TIMOTHY W HAYES BEN I HIGA JR. GREG L MIKAELSEN ROBERT R CARTER DALE T GAULDIN ROBERT H DUNCAN JR NICOLAS MARMOLEJO HENRY G HUNTER GWEN K HATZFELD PARKER JOHN A HILL MARTIN J JOHANNECK CABRERA JAMES L CRESAP KARRIE L HATZFELD LYDIA LOSOYA ROBERTO LOSOYA BILLY W GAGE MATTHEW J WUNDER VIKTOR W ANDERSON STEPHEN P GILLESPIE DENNIS D HUBBARD GEORGE N SANDOVAL JR MARK C PIPKIN ESTELA MARTINEZ JEFFREY S HILL RICARDO PIZANO BENJAMIN J DELEON ADRIAN E PEREZ ANTONIO M OLVERA LOUIS C STEINMETZ LUIS C VILLA JOSHUA K SCHAFER CINDY MARTINEZ HERTIS M BOYD GARY S GADDIE ROBERT URIBES TERRANCE L PARKHURST JR MICHAEL R ROACH DONALD D WEEKS RICHARD O GUTIERREZ MELISSA L MENDOZA TERRY R PIXTON ANNETTE POLK LAURA M HENRIQUEZ ALBERTA R SAVALA TERESA H TORRES MARILYN K NAVARRO DEBRA A LANDERS LYNDA L COOK DANIEL E GREY CATHY R MONTOYA TOM A ROACH RAUL MARTINEZ ANTONIO MONTOYA JR RANDY L LEEPER JAVIER M JACOBO RYAN K STEWART MARK L PRESTON HENRY R DAVIS TIMOTHY D SEXTON KENNETH J BROWN MONROE THOMPSON RAUL R CASTANEDA STEVEN D PEARSON GARY O SURRATT DORREN D THRUSH THOMAS C WILLIAMS STEVEN C ANDERSON DELBERT E SURRATT EDWARD L TATUM MICHAEL E BOWERS ERIC R JACOBSEN DAVID A MELLO MELVIN WINROW MARK A GALLEGO JOHN C HUMPHREY RONALD C HESELTON DAN T PARSONS DAVID A TRUJILLO TIMOTHY WAYNE BECKWITH MARY C WALKER BRENDA F

LIMER LARRY D BULLOCK DEBORAH H MADDOX CLISTON KEARNEY CLAUDINE A ALSTON JONATHAND STEVENSON SAMUEL T MEADOR FELICIA A DUNSTON RAYMOND T BULLOCK REBECCA A RAY JULIAN W PEGRAM BRIAN J STEVENSON EMMA P TOWNSEND LARRY A JORDAN MARILYN PENDERGRASS JOSEPH SHEARIN SOPHIA D RICHARDSON DEBRA G TOWNS SHEILA R TURNER RONALD W BATES JAMES T PENNY JOHN E HAWLEY HERMAN A MARTIN WAYNE H THOMAS WILLIAM C PATTON CURTIS T DURHAM CONVIE E HOWARD LEROY RICHARDSON OLANDIS T HARRIS CRAIG H CLARK MARY M PERRY TIMOTHY L COMPTON
LLOYD WATKINS MARIE K JONES EUGENE NEWELL ALFRED TAYLOR III JEANETTE E GRIMALDI DERRICK L HAWKINS RENITA D PEACE SANDRA KAY LEDESMA LARRY HENDERSON KENNETH HENDERSON DOUGLAS R ROBERTS DEBORAH F BROOKS RICHARD J TAYLOR RONALD F LYNN DAVID K AVERY DANNY L RIGGAN STANLEY RICE TIGKIN R RICHARDSON
KENNETH L BALL BENJAMIN W PULLEY BETTY J WIMBUSH LARRY D OWENS JENNIFER B LAYTON MICHAEL R WINTERS MARGARET F RICHARDSON JAMES ALLEN JR WILLIAM T WYCHE JOANN D HENDRICKS JUDITH MARIE EDWARDS GAIL N TIPPETT LORI V NULL VICKY C STOKES KRISTAL M DICKERSON MICHELLE R NEWTON EDNA F BISHOP MELINDA J CURTIS GEORGE E BAGBY MARSHALL N BRADLEY ARCHIE SMITH MICHAEL E JONES JIMMIE L THORNTON JERRY ANDREWS MELVIN L LEWIS RICHARD E WAVERLY JOHN C HENDERSON JERRY W PRATHER SR OTHA P WILKINS JR GEORGE WHITFIELD III MICHAEL G ROBERTS HAROLD L PLUMMER AUBREY D RODWELL DARYL K HORNE RICHARD L MASSON DAVID W BJORK LLOYD A ENGLETON WILBERT R SWIFT DAVID FLUKER JAMES H THURNGUIST
BRIAN S JONES WILLIE WASHINGTON JR SANDRA K LITTLE SUSAN R ALGER MARK C DZURIK BERNARD E GRAHAM DAVID L HERNANDEZ ROBERT L MCGLYNN SHANNON A REWERTS HENRY D SMITH JR DORIS ELIZABETH STEGALL DENCOV BRYANT II TINA M WILLIS MARY A ENGLETON CHARLES ANTHONY HOUSER BRUCE S TOSCANO CAROLYN D REICH TERESA A RIAUBIA ANGELA R GAGNE JOSE R SOTO NOEL RICKY SMITH RICHARD C EYLER VUSHNU
PERSAUD ROSLYN M SMITH MARY A ST LAURENT JEANNE M MC KENZIE PATRICIA ANNE CATHCART CAROLYN S SHANNON KIMBERLY A BAYNE TERESA K ALLEN GARY M CHAPMAN ROBERT E WOODRING JERRY W TIDWELL JR GARRY L SUMMERS STEPHEN J SCHMIDT SR CHRISTOPHER E OLIVER ARTHUR W BROWN LORIL DAVIS JEFFREY PATRIZI KATHYM ORZECH JOSHUA B LEMON SHANNONM KEANE SCOTT HUMPHREY SANDRAD GAIC JANEA
NADOLNY APRILM APLAND SARAHE MAJKZAK LORNA J SIMPSON HAROLD M LAMBKEE ELIZABETH A CAMPBELL MICHELLE A BURMAN CRISTIE L KETCHAM JERI B APLAND BARBARA M SYPIEN IRENE A BREUTZMANN FRANK E GIERUT SUZANN HENKEL MARYANN E RAMIREZ WENDY J WEBER REGINA S RADKE CHERYL A GRUEBNAU DEBRA J DERDZINSKI CHERYL L PHILLIPS MARILYN FUENTES

PAGE 20:
COTTER & COMPANY 1996 ANNUAL REPORT

FINANCIAL REVIEW

  REVENUES
  In fiscal year 1996, Cotter & Company revenues were $2,441,707,000, an increase of 0.2% from fiscal year 1995. Current year revenues were influenced by the 1995 phase-out of the V&S Variety and General Power Equipment divisions. Comparable store revenues increased 4.4% due to improved member participation. Fiscal year 1996 revenue increases were concentrated in the core merchandise categories of Electrical and Plumbing, up 4.0%, Painting and Cleaning, up 5.0%, Farm and Garden, up 3.8% and Lumber and Building Materials, up 2.4%. Additionally, Cotter & Company continued to pursue business opportunities such as International, which increased 14.2% and trueAdvantage, which increased 14.2%. In addition, the Company continued to expand the Pinpoint Pricing program, which reduced the selling price of many core hardware and related products.

  OPERATIONS
  Overall gross margins, as a percentage of revenues, decreased for the fifth year in a row, to 8.1% from 8.3% last year. This reduction in gross margin was the result of a more competitive pricing strategy, which included the expanded Pinpoint Pricing program that resulted in a $7.1 million price reduction to the Members. Other pricing strategies returned an additional $2.0 million to the Members, predominately generated from the trueAdvantage program. Warehouse, general and administrative expenses increased slightly compared to the prior year, but as a percentage of revenues remained comparable to 4.7% in 1995, reduced from 5.2% in 1994.

  PATRONAGE DIVIDEND AND MEMBER PAYOUT
  The annual patronage dividend for fiscal year 1996 was $53,320,000 compared to $60,140,000 last year. Despite the decrease in the total dividends, the average patronage dividend return per Member increased over 10.0% for fiscal year 1996 compared to fiscal year 1995. Total Member payout, which includes interest paid semi-annually on previously issued promissory (subordinated) notes in addition to the patronage dividend, totaled $71,780,000 compared to $80,767,000 last year. Presented in the table below are the sources and components of Member payout for fiscal years 1996 and 1995.

  The patronage dividend paid to each Member will vary depending upon the volume and type of purchases, the method of shipment and extent of participation in each of the source programs listed below. As a result, each Member's patronage dividend will differ slightly from the overall Company averages. In fiscal year 1996, the average dividend percentages from stock, relay and direct shipment purchases were 2.7%, 1.5% and 0.4%, respectively. Purchases of Tru-Test Manufacturing and Baltimore Brush products earned Members an average manufacturing patronage dividend of 12.5% and 12.3%, respectively, in fiscal year 1996. In fiscal year 1995, the average dividend percentages for stock, relay, direct shipment, Tru-Test Manufacturing and Baltimore Brush purchases were 3.6%, 1.5%, 0.4%, 11.9% and 12.3%, respectively.

  The Company considers promissory (subordinated) notes and Class B common stock important parts of its patronage dividend. The five-year notes provide Members a recurring return on their investment and the Class B common stock provides the Company a source of permanent capital. Reflecting comparable market interest rates, promissory (subordinated) notes issued as part of the fiscal year 1996 patronage dividend bear interest at an annual rate of 8.1% compared to 7.6% in 1995.


                                                                             Fiscal Year  Fiscal Year
MEMBER PAYOUT                                                                   1996         1995
-------------                                                                -----------  -----------
                                                                                 (000's omitted)
   Sources of Member payout:
   Patronage dividend from:
      Stock shipments................................................           $30,108       $37,410
      Relay shipments................................................             3,282         3,473
      Direct shipments...............................................             3,463         3,603
      Tru-Test Manufacturing.........................................            13,919        13,276
      Baltimore Brush................................................             2,548         2,378
                                                                                -------       -------
   Total patronage dividend..........................................            53,320        60,140
   Interest paid to Members..........................................            18,460        20,627
                                                                                -------       -------
   Total Member payout...............................................           $71,780       $80,767
                                                                                =======       =======

   Components of Member payout:
   Cash payout:
      Interest paid to Members.......................................           $18,460       $20,627
      Cash patronage dividend........................................            16,142        18,315
                                                                                -------       -------
   Total Member cash payout..........................................            34,602        38,942
   Promissory (subordinated) notes...................................            25,123        32,047
   Class B common stock..............................................             8,645         6,422
   Member indebtedness...............................................             3,410         3,356
                                                                                -------       -------
   Total Member payout...............................................           $71,780       $80,767
                                                                                =======       =======


PAGE 21:
COTTER & COMPANY 1996 ANNUAL REPORT

CONSOLIDATED BALANCE SHEET


                                                                           December 28,     December 30,
                                                                               1996            1995
                                                                           ------------    ------------
                                                                                (000's omitted)
   ASSETS
   Current assets:
      Cash and cash equivalents ....................................           $  1,662      $ 22,473
      Accounts and notes receivable ................................            307,205       287,888
      Inventories ..................................................            347,554       315,311
      Prepaid expenses .............................................             13,517        11,180
                                                                               --------      --------
       Total current assets ........................................            669,938       636,852
   Properties owned, less accumulated depreciation .................            167,331       165,683
   Properties under capital leases, less accumulated amortization ..              3,680         5,393
   Other assets.....................................................             13,036        11,648
                                                                               --------      --------
       Total assets ................................................           $853,985      $819,576
                                                                               ========      ========

   LIABILITIES AND CAPITALIZATION
   Current liabilities:
      Accounts payable .............................................           $287,291      $297,884
      Accrued expenses .............................................             51,149        53,363
      Short-term borrowings ........................................             70,594         2,657
      Current maturities of notes, long-term debt and lease
       obligations .................................................             43,458        61,634
      Patronage dividend payable in cash ...........................             16,142        18,315
                                                                               --------      --------
       Total current liabilities ...................................            468,634       433,853
   Long-term debt ..................................................             77,680        75,449
   Obligations under capital leases ................................              2,465         3,764
   Capitalization:
      Promissory (subordinated) and instalment notes ...............            185,366       186,335
      Class A common stock and partially paid subscriptions
       (Authorized 100,000 shares; issued and fully paid
        48,480 and 52,710 shares) ..................................              4,876         5,294
      Class B nonvoting common stock and paid-in capital
       (Authorized 2,000,000 shares; issued and fully paid
        1,043,521 and 1,055,700 shares; issuable as partial
        payment of patronage dividends, 84,194 and 62,005 shares) ..            114,053       113,062
      Retained earnings ............................................              1,751         2,661
                                                                               --------      --------
                                                                                306,046       307,352
      Foreign currency translation adjustment ......................               (840)         (842)
                                                                               --------      --------
       Total capitalization ........................................            305,206       306,510
                                                                               --------      --------
       Total liabilities and capitalization ........................           $853,985      $819,576
                                                                               ========      ========

See Notes to Consolidated Financial Statements.

PAGE 22:
COTTER & COMPANY 1996 ANNUAL REPORT

CONSOLIDATED STATEMENT OF OPERATIONS



                                                        For the Years Ended
                                            -------------------------------------------
                                            December 28,   December 30,    December 31,
                                                1996           1995            1994
                                            ------------  ---------------  ------------
                                                          (000's omitted)
Revenues .................................    $2,441,707       $2,437,002    $2,574,445
                                            ------------  ---------------  ------------
Cost and expenses:
  Cost of revenues .......................     2,245,071        2,234,934     2,351,114
  Warehouse, general and administrative ..       115,457          114,107       132,759
  Interest paid to Members ...............        18,460           20,627        22,894
  Other interest expense .................        10,175            9,298         7,493
  Gain on sale of properties owned .......            --               --          (692)
  Other income, net ......................          (228)          (1,177)         (604)
  Income tax expense .....................           362              176         1,163
                                              ----------       ----------    ----------
                                               2,389,297        2,377,965     2,514,127
                                              ----------       ----------    ----------
Net margins ..............................    $   52,410       $   59,037    $   60,318
                                              ==========       ==========    ==========



                See Notes to Consolidated Financial Statements.

PAGE 23:
COTTER & COMPANY 1996 ANNUAL REPORT

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                         For the Years Ended
                                                             -------------------------------------------
                                                             December 28,   December 30,    December 31,
                                                                 1996           1995            1994
                                                             ------------  ---------------  ------------
                                                                           (000's omitted)
Operating activities:
   Net margins ............................................      $ 52,410         $ 59,037      $ 60,318
   Adjustments to reconcile net margins to cash and cash
     equivalents from operating activities:
     Depreciation and amortization ........................        20,561           20,706        21,613
     Provision for losses on accounts and notes
       receivable .........................................         3,201            3,741         4,233
     Changes in operating assets and liabilities:
       Accounts and notes receivable ......................       (38,581)         (13,921)      (33,112)
       Inventories ........................................       (32,243)          69,436       (49,145)
       Accounts payable ...................................       (10,593)         (36,584)       79,957
       Accrued expenses ...................................        (2,563)           7,552         6,022
       Other adjustments, net .............................        (1,801)          (3,327)       (1,223)
                                                                 --------         --------      --------
       Net cash and cash equivalents provided by
         (used for) operating activities ..................        (9,609)         106,640        88,663
                                                                 --------         --------      --------

Investing activities:
   Additions to properties owned ..........................       (23,530)         (24,904)      (21,427)
   Proceeds from sale of properties owned .................         3,151            5,022         2,174

   Changes in other assets ................................       (1,388)              617         1,132
                                                                --------         ---------     ---------

       Net cash and cash equivalents (used for)
         investing activities .............................      (21,767)          (19,265)      (18,121)
                                                                --------         ---------     ---------

Financing activities:
   Payment of annual patronage dividend ...................      (18,315)          (18,383)      (16,614)
   Payment of notes, long-term debt and lease
     obligations ..........................................      (40,271)          (43,106)      (39,632)
   Proceeds from long-term borrowings .....................        1,693             3,000            --
   Increase (decrease) in short-term borrowings ...........       67,937            (6,672)      (13,851)
   Purchase of  common stock ..............................         (660)           (1,740)         (216)
   Proceeds from sale of Class A common stock .............          181               168           288
                                                                --------         ---------     ---------

       Net cash and cash equivalents provided by (used for)
         financing activities .............................       10,565           (66,733)      (70,025)
                                                                --------         ---------     ---------

Net increase (decrease) in cash and
   cash equivalents .......................................      (20,811)           20,642           517
                                                                --------         ---------     ---------

Cash and cash equivalents at beginning of year ............       22,473             1,831         1,314
                                                                --------         ---------     ---------

Cash and cash equivalents at end of year ..................      $ 1,662           $22,473        $1,831
                                                                ========         =========     =========




                See Notes to Consolidated Financial Statements.
PAGE 24:
COTTER & COMPANY 1996 ANNUAL REPORT

CONSOLIDATED STATEMENT OF CAPITAL STOCK AND RETAINED EARNINGS


                For the Three Years Ended December 28, 1996


                                       Common Stock, $100 Par Value
                                  ---------------------------------------
                                         Class A             Class  B
                                  ----------------------  ---------------
                                                              Issued                   Foreign
                                                                and                   Currency
                                                               to be       Retained  Translation
                                    Issued    Subscribed      Issued       Earnings  Adjustment
                                  ----------  ----------  ---------------  --------  -----------
                                                          (000's omitted)

Balances at January 1, 1994 ....      $6,588      $   45         $110,773  $  3,867       $(670)

 Net margins ...................                                             60,318
 Foreign currency translation
  adjustment ...................                                                           (245)
 Patronage dividend ............                                   10,829   (60,421)
 Stock issued for paid-up
  subscriptions ................         275        (275)
 Stock subscriptions ...........                     265
 Stock purchased and retired ...        (528)                      (4,939)
                                    --------    --------      -----------   -------     -------






Balances at December 31, 1994 ..       6,335          35          116,663     3,764        (915)

 Net margins ...................                                             59,037
 Foreign currency translation
  adjustment ...................                                                             73
 Patronage dividend ............                                    6,422   (60,140)
 Stock issued for paid-up
  subscriptions ................         168        (168)
 Stock subscriptions ...........                     156


 Stock purchased and retired ...     (1,232)                     (10,023)
                                    --------    --------      ----------   --------    ---------

Balances at December 30, 1995 ..       5,271          23          113,062     2,661         (842)

 Net margins ...................                                             52,410
 Foreign currency translation
  adjustment ...................                                                               2
 Patronage dividend ............                                    8,645   (53,320)
 Stock issued for paid-up
  subscriptions ................         184        (184)
 Stock subscriptions ...........                     189
 Stock purchased and retired ...       (607)                      (7,654)
                                    --------    --------      ----------   --------    ---------

Balances at December 28, 1996 ..      $4,848         $28         $114,053    $1,751       $ (840)
                                    ========    ========      ===========  ========    =========




  Subscribed Class A common stock amounts are net of unpaid amounts of $1,000 at December 28, 1996, December 30, 1995 and December 31, 1994 and $14,000 at January 1, 1994 (for 290, 240, 360 and 590 shares subscribed, respectively).


See Notes to Consolidated Financial Statements.


PAGE 25:
COTTER & COMPANY 1996 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  1. DESCRIPTION OF BUSINESS AND ACCOUNTING POLICIES

  Cotter & Company (the Company) is a Member-owned wholesaler of hardware and related merchandise. The Company also manufactures paint and paint applicators. The Company's goods and services are sold predominantly within the United States, primarily to retailers of hardware and related lines, each of whom has purchased ten shares of the Company's Class A common stock upon becoming a Member. The Company operates in a single industry as a Member-owned wholesaler cooperative. All members are entitled to receive patronage dividend distributions from the Company on the basis of gross margins of merchandise and/or services purchased by each member. In accordance with the Company's By-laws, the annual patronage dividend is paid to Members out of gross margins from operations and other patronage source income, after deduction for expenses and provisions authorized by the Board of Directors.

  On December 9, 1996, the Boards of Directors of the Company and ServiStar Coast to Coast Corporation agreed to merge the two companies. ServiStar Coast to Coast is a $1,700,000,000 hardware wholesaler with a strong presence in retail lumber and building materials. The transaction is subject to customary closing conditions, including approval by the stockholders of both companies, and is expected to be completed on July 1, 1997. Following completion of the merger, the Company will be renamed TruServ Corporation.

  The significant accounting policies of the Company are summarized below:

  Consolidation
  The consolidated financial statements include the accounts of the Company and all wholly-owned subsidiaries. The consolidated financial statements also include the accounts of Cotter Canada Hardware and Variety Cooperative, Inc., a Canadian Member-owned wholesaler of hardware, variety and related merchandise, in which the Company has a majority equity interest.

  On January 13, 1995, the Company agreed to the sale of certain inventory of its V&S Variety division to a national wholesaler who agreed to supply the majority of the V&S Stores. Also, on January 31, 1995, the Company sold certain assets of its outdoor power equipment manufacturing division to a nationally recognized company and secured a favorable supply agreement for such equipment. These transactions did not have a material impact on the Company's results of operation or financial position.


  Capitalization
  The Company's capital (Capitalization) is derived from Class A voting common stock and retained earnings, together with promissory (subordinated) notes and Class B nonvoting common stock issued in connection with the Company's annual patronage dividend. The By-laws provide for partially meeting the Company's capital requirements by payment of the year-end patronage dividend, of which at least twenty percent must be paid in cash, and the balance in five-year promissory (subordinated) notes and $100 par value Class B common stock.

  Membership may be terminated without cause by either the Company or the Member upon sixty days' written notice. In the event membership is terminated, the Company undertakes to purchase, and the Member is required to sell to the Company, all of the Member's Class A common stock and Class B common stock at book value. Payment for the Class A common stock will be in cash. Payment for the Class B common stock will be a note payable in five equal annual instalments bearing interest at the same rate per annum as the promissory (subordinated) notes most recently issued as part of the Company's patronage dividend.


  Cash equivalents
  The Company classifies its temporary investments in highly liquid debt instruments, with an original maturity of three months or less, as cash equivalents.


  Inventories
  Inventories are stated at the lower of cost, determined on the `first-in, first-out' basis, or market.


  Properties
  Properties are recorded at cost. Depreciation and amortization are computed by using the straight-line method over the following estimated useful lives: buildings and improvements - 10 to 40 years; machinery and warehouse, office and computer equipment - 5 to 10 years; transportation equipment - 3 to 7 years; and leasehold improvements - the life of the lease without regard to options for renewal.


  Revenue Recognition
  The Company recognizes revenue when merchandise is shipped or services are rendered.

  Retirement plans
  The Company sponsors two noncontributory defined benefit retirement plans covering substantially all of its employees. Company contributions to union-sponsored defined contribution plans are based on collectively bargained rates times hours worked. The Company's policy is to fund annually all tax-qualified plans to the extent deductible for income tax purposes.

  Use of estimates
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and

PAGE 26:

COTTER & COMPANY 1996 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  accompanying notes.  Actual results could differ from those estimates.


  Reporting year
  The Company's reporting year-end is the Saturday closest to December 31.









  2. INVENTORIES


    Inventories consisted of:
                                December 28,                   December 30,
                                     1996                           1995
                                --------------                 --------------
                                              (000's omitted)
    Manufacturing inventories:
     Raw materials ...........      $  2,797                       $  2,139
     Work-in-process and
      finished goods .........        24,558                         19,407
                                    --------                       --------
                                      27,355                         21,546
    Merchandise inventories ..       320,199                        293,765
                                    --------                       --------

                                    $347,554                       $315,311
                                    ========                       ========

  3. PROPERTIES

  Properties owned or leased under capital leases consisted of:


                                                    December 28,      December 30,
                                                        1996              1995
                                                   --------------    --------------
                                                   Owned    Leased   Owned    Leased
                                                   ------    ------  ------    ------
                                                             (000's omitted)
Buildings and improvements ......................  $179,206  $   --  $173,568  $   --
Machinery and warehouse equipment ...............    61,183      --    60,197      --
Office and computer equipment ...................    74,065      --    77,340      --
Transportation equipment ........................    16,561  11,202    21,076  11,454
                                                   --------  ------  --------  ------
                                                    331,015  11,202   332,181  11,454
Less accumulated depreciation and amortization ..   175,730   7,522   178,793   6,061
                                                   --------  ------  --------  ------
                                                    155,285   3,680   153,388   5,393
Land ............................................    12,046      --    12,295      --
                                                   --------  ------  --------  ------

                                                   $167,331  $3,680  $165,683  $5,393
                                                   ========  ======  ========  ======

  4. LONG-TERM DEBT AND BORROWING ARRANGEMENTS

Long-term debt consisted of:
                                                             December 28,   December 30,
                                                               1996             1995
                                                            ------------    -----------
                                                                   (000's omitted)

Senior note at 8.60% ................................          $47,000        $49,000
Term loans:
  5.97% .............................................            2,437          3,000
  Variable (7.33% and 7.60%, respectively) ..........            6,200          6,200
  Canadian prime at 7.50% ...........................               --          3,665
Redeemable (subordinated) term notes,
  fixed Interest rates ranging from 6.85% to 7.61% ..           26,683         16,697
Industrial Revenue Bonds (5.28%) ....................            4,000          4,000
                                                               -------        -------
                                                                86,320         82,562
Less amounts due within one year ....................            8,640          7,113
                                                               -------        -------
                                                               $77,680        $75,449
                                                               =======        =======

  Principal payments for the 8.60% senior note are due quarterly in incrementally increasing amounts through maturity in 2007.

  Principal payments for the 5.97% term loan are due quarterly beginning in 1996 through maturity in 1999. Payment for the variable term loan is due in 1999.

  The redeemable (subordinated) term notes have two to four year terms and are issued in exchange for promissory (subordinated) notes that were held by promissory note holders, who do not own the Company's Class A Common Stock. Also, effective October 1, 1996 the term notes were opened for purchase by investors that are affiliated with the Company.

  On October 1, 1997, and every three-year period thereafter, the interest rate on the 5.28% industrial revenue bonds will be adjusted based on a bond index. These bonds may be redeemed at face value at the option of either the Company or the bondholders at each interest reset date through maturity in 2003.

  Total maturities of long-term debt for fiscal years 1997, 1998, 1999, 2000, 2001 and thereafter are $8,640,000 $16,481,000, $17,574,000, $7,625,000,
  $4,000,000 and $32,000,000, respectively.

PAGE 27:

COTTER & COMPANY 1996 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The Company has established a $125,000,000 five-year revolving credit facility with a group of banks. In addition, the Company has various short-term lines of credit available under informal agreements with lending banks, cancelable by either party under specific circumstances. The borrowings under these agreements were $70,594,000 at December 28,1996 and
  were at a  weighted average interest rate of 5.5%.   At December 30, 1995,
  the Company's Canadian subsidiaries had short- term borrowings at an interest rate of 7.5%.

  The Company is required to meet certain financial ratios and covenants pertaining to certain debt arrangements.

  5. CAPITAL LEASES AND OTHER LEASE COMMITMENTS

  The Company rents buildings and warehouses, office, computer and transportation equipment under operating and capital leases. The following is a schedule of future minimum lease payments under long-term non-cancelable leases, together with the present value of the net minimum lease payments, as of December 28, 1996:


                                                Capital              Operating
                                                -------              ---------
                                                                   (000's omitted)
Fiscal years
------------
  1997 .......................................   $1,433              $10,387
  1998 .......................................    1,144                9,126
  1999 .......................................      809                7,411
  2000 .......................................      296                6,221
  2001 .......................................      184                5,509
  Thereafter .................................      108               45,651
                                                 ------              -------
Net minimum lease payments ...................    3,974              $84,305
                                                                     =======
Less amount representing interest ............      145
                                                -------
Present value of net minimum lease payments ..    3,829
Less amounts due within one year .............    1,364
                                                 ------
                                                 $2,465
                                                 ======



  Capital leases expire at various dates and generally provide for purchase options but not renewals. Purchase options provide for purchase prices at either fair market value or a stated value which is related to the lessor's book value at expiration of the lease term.


Rent expense under operating leases was as follows:
                                                                For the Years Ended
                                                     -------------------------------------------
                                                     December 28,  December 30,     December 31,
                                                        1996          1995             1994
                                                     ------------  ---------------  ------------
                                                                   (000's omitted)

Minimum rent ......................................  $14,476        $ 9,553           $8,487
Contingent rent ...................................      495            510              611
                                                     -------        -------           ------
                                                     $14,971        $10,063           $9,098
                                                     =======        =======           ======



  6. CAPITALIZATION


Promissory (subordinated) and instalment notes consisted of:
                                                              December 28,       December 30,
                                                                  1996              1995
                                                              ------------       ------------
                                                                     (000's omitted)

Promissory (subordinated) notes -
   Due on December 31, 1996--6.00% .........................  $         --       $    23,588
   Due on December 31, 1996--9.50% .........................            --            27,029
   Due on December 31, 1997-10.00% .........................        16,037            16,660
   Due on December 31, 1997--7.87% .........................        14,832            15,616
   Due on December 31, 1998--7.47% .........................        14,886            16,461
   Due on December 31, 1998--8.00% .........................        25,684            27,048
   Due on December 31, 1999--7.86% .........................        15,349                --
   Due on December 31, 1999--8.00% .........................        24,254            25,470
   Due on December 31, 1999--8.20% .........................        23,431            25,327
   Due on December 31, 2000--6.50% .........................        23,010            23,996
   Due on December 31, 2000--7.58%(issued in 1996) .........        29,315            32,047
   Due on December 31, 2001--8.06%(to be issued) ...........        25,123                --
Instalment notes at interest rates of


     6.50% to 8.20% with maturities through 2000 .............         6,899            5,753
                                                                    --------         --------
                                                                     218,820          238,995
  Less amounts due within one year ...........................        33,454           52,660
                                                                    --------         --------
                                                                    $185,366         $186,335
                                                                    ========         ========

PAGE 28:
COTTER & COMPANY 1996 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The promissory notes are issued principally in payment of the annual patronage dividend. Promissory notes are subordinated to indebtedness to banking institutions, trade creditors and other indebtedness of the Company as specified by its Board of Directors. Notes to be issued relate to the patronage dividend which is distributed after the end of the year. Prior experience indicates that the maturities of a significant portion of the notes due within one year are extended, for a three year period, at interest rates substantially equivalent to competitive market rates of comparable instruments. The Company anticipates that this practice will continue.

  Total maturities of promissory and instalment notes for fiscal years 1997, 1998, 1999, 2000 and 2001 are $33,454,000, $42,690,000, $64,603,000,
  $52,950,000 and $25,123,000, respectively.


  7. FAIR VALUE OF FINANCIAL INSTRUMENTS

  Due to the uncertainty of the ultimate maturities of the promissory (subordinated) notes, management believes it is impracticable to estimate their fair value. The carrying amounts of the Company's other financial instruments approximate fair value. Fair value was estimated using discounted cash flow analyses, based on the Company's incremental borrowing rate for similar borrowings.


  8.  INCOME TAXES

  At December 28, 1996, the Company has alternative minimum tax credit carryforwards of approximately $900,000 which do not expire. The carryforwards are available to offset future federal tax liabilities.

  Significant components of the Company's deferred tax assets and liabilities as of December 28,1996 resulted primarily from alternative minimum tax credit carryforwards and temporary differences between income tax and financial reporting for depreciation, inventory capitalization, bad debts, vacation pay and contributions to fund retirement plans.

  Significant components of the provision (benefit) for income taxes are as follows:

                                        For the Years Ended
                            -------------------------------------------
                            December 28,   December 30,    December 31,
                                1996           1995            1994
                            ------------  ---------------  ------------
                                          (000's omitted)
         Current:
         Federal .........         $  --           $ (363)       $  486
         State ...........           237              379           462
         Foreign .........           275              273           278
                                   -----           ------        ------
         Total current ...           512              289         1,226
                                   -----           ------        ------

         Deferred:
         Federal .........          (147)            (145)         (147)
         State ...........           (26)             (26)          (26)
         Foreign .........            23               58           110
                                   -----           ------        ------
         Total deferred ..          (150)            (113)         ( 63)
                                   -----           ------        ------
                                   $ 362           $  176        $1,163
                                   =====           ======        ======

  The Company operates as a nonexempt cooperative and is allowed a deduction in determining its taxable income for amounts paid as patronage dividend based on margins from business done with or for Members. The reconciliation of income tax expense to income tax computed at the U.S. federal statutory tax rate of 35% in fiscal year 1996, 1995 and 1994 is as follows:

                                                                 For the Years Ended
                                                     -------------------------------------------
                                                     December 28,   December 30,    December 31,
                                                         1996           1995            1994
                                                     ------------  ---------------  ------------
                                                                   (000's omitted)

Tax at U.S. statutory rate ........................       $18,470       $20,725       $21,518
Effects of:
  Patronage dividend ..............................       (18,662)      (21,049)      (21,147)
  State income taxes, net of federal tax benefit ..           137           229           283
  Other, net ......................................           417           271           509
                                                          -------       -------       -------
                                                          $   362       $   176       $ 1,163
                                                          =======       =======       =======


  9. CASH FLOW

  The Company's non-cash financing and investing activities in fiscal year 1996 and 1995 include acquisition of transportation equipment by entering into capital leases and the acquisition of property for resale. These transactions aggregate $178,000 and $4,008,000 in fiscal years 1996 and 1995, respectively. In addition, the annual patronage dividend and promissory (subordinated) note renewals relating to non-cash operating and financing activities are as follows:


                                                   For the Year Ended
                                       -------------------------------------------
                                       December 28,   December 30,    December 31,
                                           1996           1995            1994
                                       ------------  ---------------  ------------
                                                     (000's omitted)

Patronage dividend payable in cash ..    $16,142        $18,315         $18,383
Promissory (subordinated) notes .....     15,354         23,536          23,213
Class B nonvoting common stock ......      1,248         (2,592)          5,900
Instalment notes ....................      4,605          5,972           3,058
Member indebtedness .................     15,971         14,909           9,867
                                         -------        -------         -------
                                         $53,320        $60,140         $60,421
                                         =======        =======         =======

Note renewals .......................    $27,938        $23,974         $26,191
                                         =======        =======         =======


  Cash paid for interest during fiscal years 1996, 1995 and 1994 totaled $28,694,000, $29,624,000 and $30,583,000, respectively. Cash paid for income taxes during fiscal years 1996, 1995 and 1994 totaled $694,000, $1,012,000 and $1,709,000, respectively.

PAGE 29:
COTTER & COMPANY 1996 ANNUAL REPORT

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  10. RETIREMENT PLANS

  The components of net pension cost for the Company administered pension plans consisted of:



                                                                            For the Years Ended
                                                                -------------------------------------------
                                                                December 28,   December 30,    December 31,
                                                                    1996           1995            1994
                                                                ------------  ---------------  ------------
                                                                              (000's omitted)

Income:
      Actual return (loss) on plan assets ....................       $13,007          $25,564      $ (1,543)
      Amortization of excess plan assets .....................           914              914           920
                                                                     -------          -------      --------
                                                                      13,921           26,478          (623)
                                                                     -------          -------      --------
Expenses:
      Service cost-benefits earned during the year ...........         4,851            4,152         4,765
      Interest on projected benefit obligation ...............         7,623            7,242         6,736
      Deferral of excess (deficiency) of actual
         over estimated return on plan assets ................         4,223           18,021        (8,815)
                                                                     -------          -------      --------
                                                                      16,697           29,415         2,686
                                                                     -------          -------      --------
Net pension cost..............................................       $ 2,776          $ 2,937      $  3,309
                                                                     =======          =======      ========

The discount rate and the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were respectively, 7.75% and 4.50% in fiscal year 1996, 7.25% and 4.50%, in fiscal year 1995 and 8.50% and 4.50% in fiscal year 1994. These changes in actuarial assumptions did not have a material impact on net pension cost for fiscal years 1996 and 1995 and the Company does not anticipate that these changes will have a material impact on net pension cost in future years. In fiscal years 1996, 1995 and 1994, the expected long-term rate of return on assets was 9.50%. During 1995, the Company amended its pension plan, and such amendment had no material impact on the projected benefit obligation or pension expense. During 1996, the Company settled $8,520,000 of pension obligations under it's amended plan that resulted in a reduction of $798,000 in pension expense for fiscal year 1996.

Plan assets are composed primarily of corporate equity and debt securities. Benefits are based on years of service and the employee's compensation during the last ten years of employment, offset by a percentage of Social Security retirement benefits. Trusteed net assets and actuarially computed benefit obligations for the Company administered pension plans are presented below:


                                                          December 28,                   December 30,
                                                              1996                           1995
                                                          ------------                   ------------
                                                                        (000's omitted)
Assets:
  Total plan assets at fair value ......................      $107,954                       $104,396
                                                              ========                       ========

Obligations:
  Accumulated benefit obligations -
     Vested ............................................      $ 70,593                       $ 77,435
     Non-vested ........................................        13,369                         10,830
  Effect of projected compensation increases ...........        21,015                         21,730
                                                              --------                       --------

  Total projected benefit obligations ..................       104,977                        109,995
                                                              --------                       --------

Net excess assets (liabilities):
  Unrecognized -
     Unamortized excess assets at original date ........         6,170                          7,673
     Net actuarial gain (loss) .........................         5,702                         (3,793)
     Prior service costs ...............................        (3,424)                        (4,017)
  Recognized accrued pension cost ......................        (5,471)                        (5,462)
                                                              --------                       --------
  Total net excess assets (liabilities) ................         2,977                         (5,599)
                                                              --------                       --------
Total obligations and net excess assets (liabilities) ..      $107,954                       $104,396
                                                              ========                       ========


The Company also participates in union-sponsored defined contribution plans. Pension costs related to these plans were $641,000, $720,000 and $757,000 for fiscal years 1996, 1995 and 1994, respectively.

PAGE 30:
COTTER & COMPANY 1996 ANNUAL REPORT
REPORT OF INDEPENDENT AUDITORS


  To the Members and the Board of Directors
  Cotter & Company

  We have audited the accompanying consolidated balance sheets of Cotter & Company as of December 28, 1996 and December 30, 1995, and the related consolidated statements of operations, cash flows, and capital stock and retained earnings for each of the three years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cotter & Company at December 28, 1996 and December 30, 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 28, 1996 in conformity with generally accepted accounting principles.

  Ernst & Young LLP

  Chicago, Illinois
  February 10, 1997

PAGE 30:
COTTER & COMPANY 1996 ANNUAL REPORT

SELECTED FINANCIAL DATA



                                                       For the Fiscal Years
                                  ---------------------------------------------------------------
                                     1996        1995          1994           1993        1992
                                  ----------  ----------  ---------------  ----------  ----------
                                                          (000's omitted)
Revenues                          $2,441,707  $2,437,002       $2,574,445  $2,420,727  $2,356,468

Gross margins                     $  196,636  $  202,068       $  223,331  $  217,921  $  216,608

Net margins                       $   52,410  $   59,037       $   60,318  $   57,023  $   60,629

Total assets                      $  853,985  $  819,576       $  868,785  $  803,528  $  833,372

Member payout:
   Patronage dividend             $   53,320  $   60,140       $   60,421  $   54,440  $   60,901
   Interest paid to Members           18,460      20,627           22,894      24,458      25,716
                                  ----------  ----------       ----------  ----------  ----------

                                  $   71,780  $   80,767       $   83,315  $   78,898  $   86,617
                                  ----------  ----------       ----------  ----------  ----------


Member cash payout:
   Patronage dividend in cash     $   16,142  $   18,315       $   18,383  $   16,614  $   18,570
   Interest paid to Members           18,460      20,627           22,894      24,458      25,716
                                  ----------  ----------       ----------  ----------  ----------

                                  $   34,602  $   38,942       $   41,277  $   41,072  $   44,286
                                  ----------  ----------       ----------  ----------  ----------

Member investment:
   Promissory (subordinated) and
     instalment notes             $  185,366  $  186,335       $  199,099  $  217,996  $  235,695
   Class A common stock                4,876       5,294            6,370       6,633       6,857
   Class B common stock              114,053     113,062          116,663     110,773     108,982
                                  ----------  ----------       ----------  ----------  ----------

                                  $  304,295  $  304,691       $  322,132  $  335,402  $  351,534
                                  ==========  ==========       ==========  ==========  ==========


BACK COVER:
Cotter & Company
8600 West Bryn Mawr Avenue, Chicago, Illinois 60631-3505